SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date:  March 21, 2003

Commission file number:
1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
SIGNATURES

     This Form 6-K consists of the following three documents, which appear immediately following this page:

•	Invitation to Annual General Meeting

•	Additional Information for our US Shareholders

•	Annual Review 2002

Invitation to the
Annual General Meeting of UBS AG

Wednesday, 16 April 2003, 2.30 p.m. (doors open 1.30 p.m.)
Hallenstadion, Zurich-Oerlikon, Wallisellenstrasse 45

Agenda

1.	Annual Report, Group and Parent Company Accounts for 2002 Reports of the Group and Statutory Auditors

2.	Appropriation of retained earnings Dividend for financial year 2002

3.	Discharge of the members of the Board of Directors and the Group Executive Board

4.	Amendment of the Articles of Association
4.1. Adaptation of English version of the company name (Art. 1)
4.2. Joint shareholdings / Entry in the share register (Art. 5 and 7)
4.3. Placing of items on the agenda (Art. 12)
4.4. Term of office of Board members (Art. 19)
4.5. Appointment of members of the Group Managing Board (Art. 24)

5.	Elections
	5.1	Re-election of Board members
		5.1.1.	Peter Böckli
		5.1.2.	Johannes A. de Gier
		5.1.3.	Rolf A. Meyer
	5.2.	Re-election of Group and Statutory Auditors: Ernst & Young Ltd., Basel
	5.3.	Re-election of Special Auditors: Deloitte & Touche AG, Basel

6.	Capital reduction
	6.1.	Cancellation of shares repurchased under the 2002 / 2003 and 2002b share buyback programs and respective amendment of article 4 of the Articles of Association
	6.2.	Approval of a new 2003 / 2004 share buyback program

Annual General Meeting of UBS AG, 16 April 2003

Introduction

Requests for including items in the agenda

On 5 February 2003, UBS published a notice in various Swiss and international newspapers inviting qualifying shareholders to submit their request that individual items be included in the agenda in the form of actual motions by 25 February 2003. No requests were submitted.

Call to register claims

The capital reduction to be achieved via cancellation of repurchased shares may only take place once the filing period for creditors to request satisfaction for or security of their claims has been terminated in accordance with article 733 of the Swiss Code of Obligations. The notice will be published in the Swiss Commercial Gazette after the General Meeting of Shareholders. Claims may be registered during a period of two months. For the capital reduction to become effective, a report by the Statutory Auditors, confirming that creditors’ claims shall remain fully covered and the liquidity of the Bank assured even after the capital reduction is another precondition. The Statutory Auditors’ report as of 31 December 2002 has been provided.

Organizational issues

Admission cards for the Annual General Meeting

Shareholders listed in the Share Register of UBS AG in Switzerland can order their admission card from the following address up to 11 April 2003, using the order form attached to this invitation:
UBS AG, Shareholder Services, P. O. Box, CH-8098 Zurich.

Shareholders listed in the Share Register in the United States can order their admission cards in writing up to 11 April 2003 from:

Mellon Investor Services, Proxy Processing, P. O. Box 3567,
S. Hackensack, NJ 07606-9267.

Any admission cards already issued will lose their validity and will be recalled if the shares concerned are sold prior to the Annual General Meeting and the Share Register is notified of the sale.

Representation at the Annual General Meeting

Shareholders may be represented at the General Meeting by their legal representative or, based on a written proxy, by any other shareholder entitled to vote at the Meeting, or by his/her custodian bank. In addition, every shareholder is entitled to have his/her shares represented at the General Meeting by
–	UBS AG, P. O. Box, CH-8098 Zurich as a corporate proxy or a custody proxy
–	Schweizerische Treuhandgesellschaft / Swiss Auditing and Fiduciary Company (Professor Carl Helbling) Talstrasse 11, CH-8022 Zurich as an independent proxy.

Zurich and Basel, 6 March 2003

UBS AG
For the Board of Directors:

Marcel Ospel, Chairman
Gertrud Erismann-Peyer, Company Secretary

2

Item 1

Annual Report, Group and Parent Company Accounts for 2002 Reports of the Group and Statutory Auditors

A. Motion

The Board of Directors proposes that the report on the financial year 2002 and the Group and Parent Company Accounts for 2002 be approved.

B. Explanations

The reports of the Board of Directors and the Group Executive Board are contained in the Financial Report. Additional information on strategy and organization of the Group, its activities and those of the Business Groups, on risk management and control as well as on corporate governance can be found in the “Handbook 2002/2003”. This document also contains the comprehensive information relating to corporate governance as requested by the new SWX Swiss Exchange directive. Copies of both publications can be ordered by shareholders and are also available on the Internet at www.ubs.com/investors.
All shareholders registered in the share register automatically receive a copy of the Annual Review, which contains summary information with regard to our business performance in 2002.

The Group income statement shows total operating income of CHF 34,121 million and total operating expenses of CHF 29,577 million, resulting in pre-tax profit of CHF 4,544 million and a net profit of CHF 3,535 million. At year-end, total consolidated assets amounted to CHF 1,181.1 billion, CHF 72.2 billion down from a year earlier, and shareholders’ equity totaled CHF 39.0 billion.

Parent Company net profit was CHF 5,834 million. Total operating income of CHF 23,633 million and total operating expenses of CHF 13,295 million resulted in an operating profit of CHF 10,338 million. Depreciations, write-offs and provisions amounted to CHF 4,078 million and extraordinary income to CHF 265 million. Extraordinary expenses totaled CHF 7 million and taxes amounted to CHF 684 million.

Ernst & Young Ltd. as Group and Statutory Auditors recommend in unqualified reports to the Annual General Meeting that the Group and Parent Company Accounts be approved. The Group Auditors confirm that “the Group financial statements present fairly, in all material respects, the consolidated financial position of UBS AG as of 31 December 2002 and 2001, and the consolidated results of operations and cash flows for each of the three years in the period ended 31 December 2002, in conformity with International Financial Reporting Standards (IFRS), and they comply with the Swiss law”. The Statutory Auditors express their opinion that “the accounting records and financial statements and the proposed appropriation of available earnings comply with the Swiss law and the company’s articles of association”.

3

Annual General Meeting of UBS AG, 16 April 2003

Item 2

Appropriation of retained earnings Dividend for financial year 2002

A. Motion

The Board of Directors proposes that the Parent Company profit be appropriated as follows:

Profit for the financial year 2002 as per the income statement	CHF	5,834 million

Allocation to General statutory reserves	CHF	232 million
Proposed dividend	CHF	2,365 million
Allocation to Other reserves	CHF	3,237 million

Total allocated	CHF	5,834 million

The Board of Directors proposes to distribute a dividend of CHF 2 per share.

B. Explanations

Part of the distribution to shareholders for the financial year 2000 and the entire distribution for 2001 was made in the form of a repayment on the par value of each share. For 2002, the Board of Directors now proposes to pay a regular dividend of CHF 2 per share, in line with the payments made for prior years. The Board of Directors is committed to making consistent distributions to shareholders, if market conditions and the performance of the company allow it.

Upon approval of the proposal by the AGM, the distribution of CHF 1.30 per share (after deduction of 35% Swiss withholding tax) will be made on 23 April 2003 to shareholders on record as at 16 April 2003.

Item 3

Discharge of the members of the Board of Directors and the Group Executive Board

Motion

The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Group Executive Board for the financial year 2002.

4

Item 4

Amendment of the Articles of Association

4.1. Adaptation of the English version of the company name

A. Motion

The Board of Directors proposes that article 1 of the Articles of
Association be amended as follows:

Current version	Proposed new version (changes in italics)

Article 1 Name and registered office

A corporation limited by shares under the name of UBS AG/UBS SA/UBS Ltd. is established with a registered office in Zurich and Basel.	A corporation limited by shares under the name of UBS AG/UBS SA/UBS Inc. is established with a registered office in Zurich and Basel.

B. Explanations

The English translation “UBS Ltd.” was never used by the Parent Company, because a subsidiary in London has been carrying this name for some time before the UBS/SBC merger. In the context of the introduction of the single brand “UBS” and the elimination of the Warburg and PaineWebber sub-brands, there might be additional need for using UBS Limited/UBS Ltd. for subsidiaries. In order to avoid confusion between these subsidiaries and the Parent Company, “UBS Inc.” shall be used as the English translation for UBS AG in the Articles of Association.

4.2. Joint shareholdings/Entry in the share register

A. Motion

The Board of Directors proposes that article 5 and article 7 of the Articles of Association be amended as follows:

Current version	Proposed new version (changes in italics)

Article 5 Share register and nominees

1
A share register is maintained for the registered shares, in which owners’ and usufructuaries’ family and given names are entered, with their complete address and nationality (or registered office for legal entities).
2-6
unchanged	1
A share register is maintained for the registered shares, in which owners’ and usufructuaries’ family and given names are entered, with their complete address and nationality (or registered office for legal entities). Shares held in joint accounts may be registered jointly with voting rights, if all registered owners of the shares provide the declaration requested in paragraph 3 below.

5

Annual General Meeting of UBS AG, 16 April 2003

Current version	Proposed new version (changes in italics)

Article 7 Exercise of rights

1 Shares are indivisible. The Corporation recognizes only one representative per share. 2 unchanged	1 (...) The Corporation recognizes only one representative per share.

B. Explanations

Article 5

Many of our US shareholders have joint accounts in which they hold their shares. In particular, many UBS shareholders that were shareholders of Paine Webber Group Inc. are accustomed to having the ability to represent their shares jointly. The proposed amendment to the Articles of Association will allow joint registrations in our share register. Joint registration will remain subject to the requirement that all joint owners of the shares provide a declaration that they acquired these shares in their own names and for their own account.

Article 7

The first sentence states a fundamental principle of Swiss law. It is unnecessary to repeat it. The second sentence retains the important rule that only one person per share may exercise representation rights (primarily voting rights). Holders of jointly registered shares may, however, request that the total number of voting rights jointly registered be split for the AGM, so that all owners can exercise their respective part of the voting rights.

4.3. Placing of items on the agenda

A. Motion

The Board of Directors proposes that article 12 of the Articles of Association be amended as follows:

Current version	Proposed new version (changes in italics)

Article 12 Placing of items on the agenda

1
 Shareholders representing shares with an aggregate par value of one million Swiss francs may submit proposals for matters to be placed on the agenda for consideration by the General Meeting, provided that their proposals are submitted in writing within the deadline published by the Corporation and include the actual motion(s) to be put forward.
 2
 unchanged
1
Shareholders representing shares with an aggregate par value of 250,000 Swiss francs may submit proposals for matters to be placed on the agenda for consideration by the General Meeting, provided that their proposals are submitted in writing within the deadline published by the Corporation and include the actual motion(s) to be put forward.

B. Explanations

As a consequence of the par value repayments over the past years the hurdle for shareholders to put items on the AGM agenda was significantly increased. Initially — taking the 3 for 1 split of 2001 into account — approximately 300,000 shares were required. The par value repayment of 2001 increased this number to 357,000 and the one in 2002 to 1.25 million. The proposed amendment to the Articles of Association brings the number of shares required for the exercise of this shareholders’ right back to 312,500.

6

4.4. Term of office of Board members

A. Motion

The Board of Directors proposes that article 19 of the Articles of Association be amended as follows:

Current version	Proposed new version (changes in italics)

Article 19 Term of office

1
 The term of office for members of the Board of Directors is four years, with the interval between two Annual General Meetings being deemed a year for this purpose. The initial term of office for each Director shall be fixed in such a way as to assure that about one fourth of all the members have to be newly elected or re-elected every year.
2
unchanged	1
 The term of office for members of the Board of Directors is three years, with the interval between two Annual General Meetings being deemed a year for this purpose. The initial term of office for each Director shall be fixed in such a way as to assure that about one third of all the members have to be newly elected or re-elected every year.

B. Explanations

New corporate governance standards propose shorter terms of office for the members of the Board of Directors, allowing for quicker reaction to changing needs and changed qualification requirements for Board members. The reduction from four to three years brings more flexibility, without unduly reducing the accumulated experience within the Board or jeopardizing the Board’s consistency.

4.5. Appointment of members of the Group Managing Board

A. Motion

The Board of Directors proposes that article 24 of the Articles of Association be amended as follows:

Current version		Proposed new version (changes in italics)

Article 24
Ultimate responsibility for the management of the Corporation

Ultimate responsibility for the management of the Corporation comprises in particular:
a)-d)	unchanged
e)	Appointment and removal of the President and the members of the Group Executive Board, the members of the Group Managing Board and the head of Group Internal Audit	e)	Appointment and removal of the President and the members of the Group Executive Board (...) and the head of Group Internal Audit.
f)	unchanged

B. Explanations

The Articles currently provide that the Board of Directors appoint the members of the Group Managing Board. The President of the Group Executive Board shall have this authority going forward. For his own direct reports (GMB members within the Corporate Center) ratification of appointments by the Chairman of the Board will be required. The members of the Group Managing Board are drawn from the Management Committees of the Business Groups and the Corporate Center. The selection of the Management Committee members falls within the responsibilities of the Business Group CEOs.

7

Annual General Meeting of UBS AG, 16 April 2003

Item 5

Elections

5.1. Re-election of Board members

A. Motion

The Board of Directors proposes that the following members of the Board be re-elected for a three-year term of office:
5.1.1. Peter Böckli
5.1.2. Johannes A. de Gier
5.1.3. Rolf A. Meyer

B. Explanations

The term of office of Peter Böckli, Johannes A. de Gier and Rolf A. Meyer expires at the 2003 AGM. All three gentlemen are prepared to stand for re-election:

5.1.1.
Peter Böckli (1936) has been a member of the Board since the merger in 1998, after having served on the Board of Swiss Bank Corporation since 1985. He is non-executive, independent Vice Chairman of the Board and chairman of its Nominating Committee. Professor Böckli is a partner in the law office Böckli Bodmer & Partners in Basel and a Swiss citizen.

5.1.2.
Johannes A. de Gier (1944) has been on the Board since 2001 and was one of the Executive Vice Chairmen until recently. After having taken responsibility as Chairman of the newly established holding company within the UBS Group, in which the five Private Label Banks and GAM, UBS’ specialist asset management firm, are being integrated, he stepped down as Vice Chairman in February, but is prepared to stand for re-election as Board member. Johannes A. de Gier is a Dutch citizen.

5.1.3.
Rolf A. Meyer (1943) has been a member of the Board since the merger in 1998, after having been a member of the Board of Union Bank of Switzerland since 1992. He is the chairman of the Compensation Committee and a member of the Audit Committee of the Board. Rolf A. Meyer holds a number of international Board mandates. He is a Swiss citizen.

Detailed CVs of the three gentlemen are published in the “Handbook 2002 / 2003” and are available on the Internet under www.ubs.com/about.

5.2. Re-election of Group and Statutory Auditors

A. Motion

The Board of Directors proposes to re-elect Ernst & Young Ltd., Basel, for a one-year term of office as Group and Statutory Auditors.

B. Explanations

Ernst & Young Ltd., Basel, upon proposal from the Audit Committee to the Board, is proposed for re-election for a further year in office as Group and Statutory Auditors. Ernst & Young have confirmed to the Audit Committee that it possesses the level of independence required to take on this role and that it satisfies the requirements in terms of independence imposed by the US Securities and Exchange Commission (SEC). Ernst & Young have been in charge of the UBS audit since the merger in 1998. The “Handbook 2002/2003” provides additional information on Ernst & Young’s independence and the fees paid, as well as on the lead audit partners in charge.

5.3. Re-election of Special Auditors

A. Motion

The Board of Directors proposes to re-elect Deloitte & Touche AG, Basel, for a three-year term of office as Special Auditors.

B. Explanations

Deloitte & Touche AG, Basel, upon proposal from the Audit Committee to the Board, is proposed for re-election for a further three-year term of office as Special Auditors. Special Auditors have to be appointed according to article 31 paragraph 3 of the Articles of Association for providing opinions legally required in the context of capital increases. The SEC prohibits, for reasons of independence, that the principal auditors provide such opinions.

8

Item 6

Capital reduction

6.1.  Cancellation of shares repurchased under the 2002/2003 and 2002 b share buyback programs and respective amendment of article 4 of the Articles of Association

A. Motion

The Board of Directors proposes that 67,700,000 shares repurchased under the buyback program approved by the 2002 AGM and 8,270,080 shares repurchased under an additional buyback program approved by the Board of Directors, therefore a total of 75,970,080 shares, be cancelled and the share capital of the Corporation accordingly reduced by CHF 60,776,064.

Article 4 of the Articles of Association shall be amended as follows:

Current version	Proposed new version (changes in italics)

Article 4 Share capital

1
The share capital of the Corporation is CHF 1,005,038,142.40 (one billion, five million, thirty-eight thousand, one hundred and forty-two Swiss francs and forty centimes), divided into 1,256,297,678 registered shares with a par value of CHF 0.80 each. The share capital is fully paid up.
2
unchanged
1
The share capital of the Corporation is CHF 944,262,078.40 (nine hundred and forty-four million, two hundred and sixty-two thousand, seventy-eight Swiss francs and forty centimes), divided into 1,180,327,598 registered shares with a par value of CHF 0.80 each. The share capital is fully paid up.

B. Explanations

The AGM on 18 April 2002 authorized the Board of Directors to buy back UBS shares in a maximum amount of CHF 5 billion via a second trading line on the virt-x exchange and subsequently to cancel them. Until 8 October 2002 a total of 67,700,000 shares with an overall market value of CHF 4,999,258,226.95 were repurchased under this program. The average purchase price was CHF 73.84. On 27 September 2002, the Board of Directors decided to launch an additional buyback program. Until 5 March 2003 8,270,080 shares were purchased under this program via the second trading line on the virt-x exchange with an aggregate value of CHF 529,878,075.05 and an average purchase price of CHF 64.07. The Board of Directors now proposes to the AGM to approve the cancellation of the 75,970,080 shares repurchased and to reduce the share capital in article 4 of the Articles of Association accordingly.

Ernst & Young as Statutory Auditors have confirmed in a special audit report on behalf of the AGM that as at 31 December 2002 the claims of creditors were fully covered even after the reduction in capital and that the Bank has adequate liquidity.

9

Annual General Meeting of UBS AG, 16 April 2003

6.2. Approval of a new 2003/2004 share buyback program

A. Motion

The Board of Directors proposes that the following resolution be approved:

“The Board of Directors shall be authorized to buy back a maximum amount of CHF 5 billion in UBS shares via a second trading line on the virt-x exchange. These shares are to be cancelled definitively and are not therefore regarded as own shares within the meaning of Article 659 of the Swiss Code of Obligations. The required amendment to the Articles of Association (reduction of share capital) will be submitted to the AGM in 2004 for approval.”

B. Explanations

Shares shall be repurchased for cancellation if the firm’s capitalization remains at its current high level. The Board of Directors again requests the AGM to authorize the repurchase of a maximum amount of CHF 5 billion in UBS shares. The new buyback program 2003/2004 was announced on 6 March 2003.

The Board of Directors has again decided to proceed in two stages, with shareholders taking the decision in principle at the first AGM and deciding on the definitive cancellation of the shares at the next AGM. By obtaining shareholders’ approval for the future cancellation of the repurchased shares, these shares no longer fall under the statutory limit of Swiss Company Law, which prohibits companies from holding more than 10% of their own shares. The proposed procedure provides greater flexibility, which UBS believes to be in the interests of efficient capital management and the ongoing trading activities of the Bank.

Ernst & Young Ltd. as Statutory Auditors have confirmed in a special audit report on behalf of the Board of Directors that the claims of creditors were fully covered even after this additional capital reduction and that the Bank has adequate liquidity.

10

UBS AG
P. O. Box, CH-8098 Zurich
P. O. Box, CH-4002 Basel

www.ubs.com

Additional Information
for our US Shareholders

March 2003

Dear Shareholders

The accompanying Annual Review 2002 contains summary financial information. Our audited Financial Statements and detailed analysis are included in our Financial Report 2002, which is available upon request. Please use the accompanying order form.

The consolidated Financial Statements of the UBS Group have been prepared in accordance with International Financial Reporting Standards (IFRS). The principles of IFRS differ in certain respects from United States Generally Accepted

Accounting Principles (US GAAP). To clarify the effects of these differences in standards, this Additional Information includes:

–	a reconciliation of Net profit and Shareholders’ equity as determined under IFRS to the amounts as determined under US GAAP, with a brief description of the significant differences affecting Net profit and Shareholders’ equity, and
–	the Income statements and Balance sheets presented in accordance with US GAAP.

Please refer to our Financial Report 2002, Notes 39 and 40, for a detailed description of these differences.

Reconciliation of IFRS Shareholders’ Equity and Net Profit to US GAAP

		Shareholders’ equity		Net profit

CHF million	Reference	31.12.02	31.12.01	31.12.02	31.12.01	31.12.00

Amounts determined in accordance with IFRS		38,991	43,530	3,535	4,973	7,792
Adjustments in respect of:
SBC purchase accounting goodwill and other purchase accounting adjustments	a	15,285	15,413	(128)	(1,614)	(1,669)
Reversal of IFRS goodwill amortization	b	1,017	0	1,017	0	0
Restructuring provision	c	0	0	0	(112)	(238)
Derivative instruments	d	(138)	(169)	354	25	(1,353)
Financial investments (prior to the adoption of IAS 39)	e	0	0	0	0	28
Financial investments and private equity	f	(30)	(709)	767	0	0
Retirement benefit plans	g	621	1,714	(156)	119	59
Other employee benefits	h	(1)	(8)	7	8	8
Equity participation plans	i	(164)	(186)	63	(12)	(167)
Software capitalization	j	0	60	(60)	(169)	(160)
Tax adjustments		(5)	(363)	147	16	137

Total adjustments		16,585	15,752	2,011	(1,739)	(3,355)

Amounts determined in accordance with US GAAP		55,576	59,282	5,546	3,234	4,437

Additional Information for our US Shareholders, March 2003

Description of differences:

a. Purchase accounting:

Under IFRS, the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation was accounted for as a uniting of interests, while under US GAAP it was deemed to be a purchase of Swiss Bank Corporation by Union Bank of Switzerland. The resulting goodwill was amortized under US GAAP from 1998 until 31 December 2001. Upon adoption of SFAS 142, “Goodwill and Other Intangible Assets” on 1 January 2002, this amortization ceased to be recorded under US GAAP and is now tested annually for impairment. Certain other purchase accounting adjustments relating to the 1998 merger continue to be amortized under US GAAP over periods ranging from two to twenty years.

b. Reversal of IFRS goodwill amortization:

The adoption of SFAS 142 resulted in two new reconciling items. 1) Intangible assets on the IFRS Balance sheet with a book value of CHF 1.8 billion at 31 December 2001 were reclassified to goodwill for US GAAP. 2) The amortization of IFRS goodwill and the intangible assets reclassified to goodwill was reversed for US GAAP.

c. Restructuring Provision:

Prior to 2000, the US GAAP criteria for recording restructuring provisions were more stringent than under IFRS. This difference resulted in the reversal under US GAAP of IFRS allowable restructuring provisions and the subsequent charges to income as costs became eligible for recognition under US GAAP. At 31 December 2001, the restructuring provision for both IFRS and US GAAP had been fully utilized.

d. Derivative instruments:

Prior to 2001, the Group used derivative instruments for hedging purposes but did not meet all the criteria for hedge accounting under US GAAP, and therefore fair value changes of such derivatives were recognized in the Income statement under US GAAP. Since the adoption of IAS 39, “Financial Instruments: recognition and measurement” on 1 January 2001, the Group’s hedging relationships have been treated the same under both IFRS and US GAAP, except for hedges of interest rate risk of forecasted cash flows on a group basis. For US GAAP, such transactions continue to be carried at fair value with changes in fair value recognized in the Income statement.

e. Financial investments (prior to the adoption of IAS 39):

Prior to 2001 under IFRS, financial investments held for resale were recorded at lower of cost or market value. Long term financial investments were carried at cost less any impairments. Under US GAAP, some of these investments were classified as “available for sale”, which means that they were recorded at fair value, with changes in fair value recorded in a separate component of Shareholders’ equity.

f. Financial Investments and Private Equity:

With the adoption of IAS 39 on 1 January 2001, the accounting for financial investments classified as available for sale is now generally the same under IFRS and US GAAP except for the treatment of private equity investments. Under IFRS, private equity investments are carried at fair value with changes in fair value recorded in a separate component of Shareholders’ equity. Under US GAAP in 2001, such investments were valued at cost less impairments. In 2002, the Group adopted SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which eliminated the exception to consolidation for subsidiaries for which control is likely to be temporary, and the “AICPA Audit and Accounting Guide, Audits of Investment Companies” with the effect that certain private equity investments are now recorded at fair value, with changes in fair value recognized in US GAAP Net profit. At 1 January 2002, the cumulative effect of this change in accounting on US GAAP Net profit was an increase of CHF 639 million, after tax. For the year ended 31 December 2002, the effect of applying the new standard was to increase US GAAP Net profit by an additional CHF 83 million, after tax.

g. Retirement benefit plans:

Under both IFRS and US GAAP, pension expense is based on the same actuarial method of valuation. Differences in expenses and liabilities exist due to different transition date rules, stricter provisions for recognition of a prepaid asset, and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation. In 2002 and 2001, an additional minimum liability was also recorded in the Balance sheet.

h. Other employee benefits:

Like retirement benefits above, expenses and liabilities for post-retirement benefits are determined under a similar methodology under both IFRS and US GAAP. Differences relate to different transition date rules and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation.

i. Equity participation plans:

Under IFRS, the Group recognizes only the intrinsic value at the grant date of awards to employees, with no recognition of subsequent changes. The accounting under US GAAP is similar except that certain awards are deemed variable, with changes in value subsequent to the award date recognized in the Income statement.

j. Software capitalization:

Beginning 1 January 1999, US GAAP required that certain costs associated with software acquisition or development be capitalized and amortized over its useful life. Similar provisions became effective for IFRS as at 1 January 2000. From 1 January 2000, the only difference was the amortization of the 1999 US GAAP amount. At 31 December 2002, this amount was fully utilized and there is no longer a difference between IFRS and US GAAP.

Comparison of UBS Group Income Statement to US GAAP

The following is a Consolidated Income Statement of the Group, for the years ended 31 December 2002, 31 December 2001 and 31 December 2000, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

	31.12.02		31.12.01		31.12.00

CHF million
For the year ended	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Operating income
Interest income	39,679	39,963	51,907	52,277	51,565	51,745
Interest expense	(29,334)	(29,417)	(44,096)	(44,236)	(43,584)	(43,615)

Net interest income	10,345	10,546	7,811	8,041	7,981	8,130
Credit loss expense/(recovery)	(206)	(206)	(498)	(498)	130	130

Net interest income after credit loss expense/(recovery)	10,139	10,340	7,313	7,543	8,111	8,260

Net fee and commission income	18,221	18,221	20,211	20,211	16,703	16,703
Net trading income	6,031	5,572	8,959	8,802	8,597	9,953
Other income [1]	96	(12)	534	558	1,514	1,486

Total operating income	34,487	34,121	37,017	37,114	34,925	36,402

Operating expenses
Personnel expenses	18,610	18,524	19,713	19,828	17,262	17,163
General and administrative expenses	7,072	7,072	7,631	7,631	6,813	6,765
Depreciation of property and equipment	1,613	1,521	1,815	1,614	1,800	1,608
Amortization of goodwill	0	930	2,484	1,025	2,018	533
Amortization of other intangible assets	1,443	1,530	298	298	134	134
Restructuring costs	0	0	112	0	191	0

Total operating expenses	28,738	29,577	32,053	30,396	28,218	26,203

Operating profit/(loss) before tax and minority interests	5,749	4,544	4,964	6,718	6,707	10,199

Tax expense/(benefit)	511	678	1,386	1,401	2,183	2,320

Net profit/(loss) before minority interests	5,238	3,866	3,578	5,317	4,524	7,879

Minority interests	(331)	(331)	(344)	(344)	(87)	(87)
Change in accounting principle: cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax	639	0	0	0	0	0

Net profit	5,546	3,535	3,234	4,973	4,437	7,792

1 CHF 108 million of the difference in Other income between IFRS and US GAAP at 31 December 2002 is due to the Group’s adoption of the “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain private equity investments for its US GAAP financial statements. This amount represents the increase in fair value of these investments during 2002.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

Full disclosure of valuation, income recognition and presentation differences are detailed in Notes 39 and 40 which may be found on pages 160 to 176 of our Financial Report 2002.

Additional Information for our US Shareholders, March 2003

Comparison of UBS Group Balance Sheet to US GAAP

The following is a Condensed Consolidated Balance Sheet of the Group, as at 31 December 2002 and 31 December 2001, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

	31.12.02		31.12.01

CHF million	US GAAP	IFRS	US GAAP	IFRS

Assets
Cash and balances with central banks	4,271	4,271	20,990	20,990
Due from banks	32,481	32,468	27,550	27,526
Cash collateral on securities borrowed	139,073	139,052	162,566	162,938
Reverse repurchase agreements	294,086	294,086	269,256	269,256

Trading portfolio assets (including assets pledged as collateral of CHF 110,365 million at 31.12.02 and CHF 121,456 million at 31.12.01)	441,845	371,436	455,406	397,886
Positive replacement values	83,757	82,092	73,474	73,447
Loans, net of allowances for credit losses	211,755	211,647	226,747	226,545
Financial investments	2,846	8,391	20,676	28,803
Securities received as collateral	16,308		10,931
Accrued income and prepaid expenses	6,462	6,453	7,545	7,554
Investments in associates	705	705	697	697
Property and equipment	8,358	7,869	9,276	8,695
Goodwill	28,127	11,181	29,255	14,578
Other Intangible assets	1,222	2,515	4,510	4,507
Private equity investments	4,328		6,069
Other assets	21,314	8,952	36,972	9,875

Total assets	1,296,938	1,181,118	1,361,920	1,253,297

Liabilities
Due to banks	83,178	83,178	106,531	106,531
Cash collateral on securities lent	36,870	36,870	30,317	30,317
Repurchase agreements	366,858	366,858	368,620	368,620
Trading portfolio liabilities	117,721	106,453	119,528	105,798
Obligation to return securities received as collateral	16,308		10,931
Negative replacement values	132,354	81,282	116,666	71,443
Due to customers	306,872	306,876	333,766	333,781
Accrued expenses and deferred income	15,330	15,331	17,289	17,289
Debt issued	129,527	129,411	156,462	156,218
Other liabilities	32,815	12,339	38,416	15,658

Total liabilities	1,237,833	1,138,598	1,298,526	1,205,655

Minority interests	3,529	3,529	4,112	4,112

Total shareholders’ equity	55,576	38,991	59,282	43,530

Total liabilities, minority interests and shareholders’ equity	1,296,938	1,181,118	1,361,920	1,253,297

Prior year amounts have been adjusted to reflect the treatment of reverse repurchase, repurchase, securities borrowing and securities lending transactions on a consistent basis.

Full disclosure of valuation, income recognition and presentation differences are detailed in Notes 39 and 40 which may be found on pages 160 to 176 of our Financial Report 2002.

UBS AG, P.O. Box, CH-8098 Zurich	www.ubs.com/investors

Annual Review 2002

Contents

03	UBS Group Financial Highlights

04	Letter to Shareholders

08	The Year in Review

10	Our Businesses
12	UBS Wealth Management & Business Banking
16	UBS Global Asset Management
18	UBS Warburg
22	UBS PaineWebber

24	Our Value Drivers
26	Client Focus
30	Innovation and Learning
34	Talent and Culture
38	Brand and Identity
42	Financial Intelligence

46	2002 Report
48	Corporate Governance
52	Financial Results in 2002
54	UBS Group Results in 2002
58	Business Group Results in 2002
61	Sources of Information about UBS

UBS Group

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, we combine financial strength with a global culture that embraces change. We are the world’s leading provider of wealth management services and one of the largest asset managers globally. In the investment banking and securities businesses, we are among the select bracket of major global houses. In Switzerland, we are the clear market leader serving corporate and retail clients. As an integrated firm, we create added value for our clients by drawing on the combined resources and expertise of all our businesses.

Our first priority is always our clients’ success and we put advice at the heart of our relationships with them. We take the time to understand the unique needs and goals of each of our clients. Our priority is to provide premium quality services to our clients, giving them the best possible choice by supplementing best-in-class solutions we develop ourselves with a quality-screened selection of products from others.

With head offices in Zurich and Basel, and more than 69,000 employees, we operate in over 50 countries and from all major international financial centers. Our global physical presence is complemented by our strategy of offering clients products and services via a variety of different channels – from the traditional retail bank branch to sophisticated, interactive online tools, helping us to deliver our services more quickly, widely and cost-effectively than ever before.

UBS 2002 / 1

We have chosen a number of distinct gardens from around the world as the pictorial theme for our Annual Review this year. Gardens are the product of imagination, expertise and careful attention to detail. Celebrated gardens evolve from inspired ideas that are developed with consistent and relentless dedication over years – and even generations.

Like a garden, a flourishing business enterprise requires a special combination of creativity and commitment. At UBS, we know it is the qualities of our people who nurture the success of our business. In reflection of that, we portray a representative selection of our teams, each photographed against different garden backdrops. For a brief description of the gardens from around the world in this report, please refer to page 64.

UBS Group	Highlights 2002
Financial Highlights

[1]	Operating expenses/operating income before credit loss expense.

[2]	Excludes the amortization of goodwill and other intangible assets.

[3]	Details of the EPS calculation can be found in Note 8 in the Financial Report 2002.

[4]	Net profit/average shareholders’ equity excluding dividends.

[5]	Includes hybrid Tier 1 capital, please refer to Note 29e in the Financial Report 2002.

[6]	Klinik Hirslanden was sold on 5 December 2002. The Group headcount does not include the Klinik Hirslanden headcount of 2,450 and 1,839 for 31 December 2001 and 31 December 2000, respectively.

[7]	See the “Capital strength” section in the UBS Handbook 2002/2003.

[8]	Details of significant financial events can be found on page 55 of this report.

The segment results have been restated to reflect the new Business Group structure and associated management accounting changes implemented during 2002.

All results presented include PaineWebber from the date of acquisition, 3 November 2000.

CHF million, except where indicated				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Income statement key figures
Operating income	34,121	37,114	36,402	(8)
Operating expenses	29,577	30,396	26,203	(3)
Operating profit before tax	4,544	6,718	10,199	(32)
Net profit	3,535	4,973	7,792	(29)
Cost/income ratio (%)[1]	86.2	80.8	72.2
Cost/income ratio before goodwill (%)[1,2]	79.0	77.3	70.4

Per share data (CHF)
Basic earnings per share[3]	2.92	3.93	6.44	(26)
Basic earnings per share before goodwill[2,3]	4.73	4.97	7.00	(5)
Diluted earnings per share[3]	2.87	3.78	6.35	(24)
Diluted earnings per share before goodwill[2,3]	4.65	4.81	6.89	(3)

Return on shareholders’ equity (%)
Return on shareholders’ equity [4]	8.9	11.7	21.5
Return on shareholders’ equity before goodwill[2,4]	14.4	14.8	23.4

CHF million, except where indicated				% change from
As at	31.12.02	31.12.01	31.12.00	31.12.01

Balance sheet key figures
Total assets	1,181,118	1,253,297	1,087,552	(6)
Shareholders’ equity	38,991	43,530	44,833	(10)

Market capitalization	79,448	105,475	112,666	(25)

BIS capital ratios
Tier 1 (%)[5]	11.3	11.6	11.7
Total BIS (%)	13.8	14.8	15.7
Risk-weighted assets	238,790	253,735	273,290	(6)

Invested assets (CHF billion)	2,037	2,448	2,445	(17)

Headcount (full-time equivalents)	69,061	69,985[6]	71,076[6]	(1)

Long-term ratings[7]
Fitch, London	AAA	AAA	AAA
Moody’s, New York	Aa2	Aa2	Aa1
Standard & Poor’s, New York	AA+	AA+	AA+

Earnings adjusted for significant financial events and pre-goodwill [2,8]

CHF million, except where indicated				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Operating income	33,894	37,114	36,402	(9)
Operating expenses	27,117	29,073	25,096	(7)
Operating profit before tax	6,777	8,041	11,306	(16)
Net profit	5,529	6,296	8,799	(12)

Cost/income ratio (%)[1]	79.5	77.3	69.2
Basic earnings per share (CHF)[3]	4.57	4.97	7.28	(8)
Diluted earnings per share (CHF)[3]	4.50	4.81	7.17	(6)

Return on shareholders’ equity (%)[4]	13.9	14.8	24.3

UBS 2002 / 3

Letter to Shareholders

Dear Shareholders,

The year 2002 was one of the most challenging ever for the financial industry. Uncertainty about economic developments depressed transaction levels and corporate activity. Equity markets suffered considerable corrections as investor confidence was undermined by negative corporate newsflow in the first part of the year, with worries about international political developments further subduing sentiment as the year drew to a close.

     In a period where many in the financial industry were forced to re-assess the basic assumptions about their business, we are pleased that our strong results have confirmed the strength of our business model.

Our integrated business model means that teams across Business Groups work together to pool expertise and skills for the benefit of their clients. Our clients should effortlessly be able to access all the services UBS can provide, wherever and whenever they need them.

     The power of the integrated business model is based on the strengths of each of the businesses that have joined UBS in recent years. Our approach to building a powerful firm by integrating these new partners has ensured common values and aspirations. The latest step in our efforts to define the future as one firm is our decision to introduce UBS as the single brand for all our businesses from June 2003.
     A single UBS brand means that we will no longer market services using the UBS Warburg and UBS PaineWebber brands. We have benefited hugely from their strength, which will live on in the UBS brand. Accounting rules however, do not allow us to record that transferred value. The PaineWebber brand, which was recorded as an intangible value on our balance sheet, was therefore written off in fourth quarter 2002.

Net profit in 2002 was negatively impacted by this write-down of CHF 953 million after-tax. Compared to 2001, we reported a 29% decrease in net profit to CHF 3,535 million while our basic earnings per share fell 26% to CHF 2.92. However, before goodwill amortization, adjusted for the brand writedown and stripping out gains from divestments, net profit in 2002 only fell 12%.

     Revenues declined through investors’ lack of appetite for the markets, less buoyant trading conditions, disappointing ongoing losses in our private equity business as well as lower asset levels, which impacted recurring fees earned on the basis of our clients’ holdings. We counteracted that by managing both compensation and non-personnel expenses in an extremely disciplined fashion throughout the year, reducing them in line with revenues.

     We did not build up significant overcapacity during the peak of the last business cycle, and have therefore been able to reduce headcount gradually as economic conditions weaken – without resorting to drastic cuts. Over 2002, headcount decreased by 1.3% to 69,061 employees, as we streamlined some processes and structures at the same time as expanding our capabilities in areas with positive growth potential.

Expanding our market position in core businesses was one of 2002’s overriding objectives. We have continued to invest in our growth initiatives, gaining market share from competitors.

     In wealth management, although the market declines of the last two years have caused the overall assets of affluent clients to decrease, they have also accentuated the demand for skilled financial advice. Our wealth management businesses – Private Banking and UBS PaineWebber – saw positive inflows of net new money throughout 2002. Despite difficult market conditions, accentuated by Italy’s tax amnesty in the first half of the year, wealthy clients invested CHF 35.1 billion in new funds with UBS.
     Our expansion efforts in investment banking in the US are also proving successful, as recent hires give us access to important client relationships and potential deals. UBS Warburg increased its global investment banking market share to 5.0% in 2002 from 4.4% in 2001.

As shareholders, you may have followed the public debate on corporate governance in the US and Europe. Over the last year, the discussion was particularly animated in the US as markets and corporations continued to confront the excesses of the 1990s, triggering new rules, standards and legislation. At UBS we are committed to meeting international standards in the way we organize our leadership structures and processes.

     Good corporate governance seeks to protect shareholders’ interests, balancing entrepreneurial leadership with control and transparency mechanisms, while supporting value creation and efficient decision-making. Our Board of Directors has the ultimate responsibility for the strategy and management of UBS drawing on the expertise of independent members as well as the skills of experienced financial sector professionals. The responsibility for executive management and business results is delegated to the Group Executive Board, which was further expanded in 2002, in a move to reinforce our partnership approach and deepen cross-business teamwork. In developing UBS’s strategy, both boards work closely together. While the dual board structure ensures independence and separation of powers, it is the strength

UBS 2002 / 5

Letter to Shareholders

of both boards and ultimately the professionalism of their members that put effective checks and balances into action.

     Making stable distributions to our shareholders is another commitment of UBS. The Board of Directors will recommend a dividend of CHF 2.00 per share to the Annual General Meeting on 16 April 2003 – in line with the payments made in the last two years. Our ongoing share buyback programs, which will continue this year, are also an important tool we use to return retained earnings to our shareholders. With a BIS Tier 1 ratio of 11.3% we remain one of the best capitalized financial services firms in the world.

As 2003 unfolds, the environment continues to be a challenging one. At the time of writing, it is unclear how investor sentiment will develop considering the unpromising economic developments and heightened geopolitical concerns. Therefore, it is very difficult to make any meaningful predictions about the possibility or timing of a broad-based economic recovery.

     We will therefore continue to monitor our cost base carefully, investing selectively in our strategic priorities. Our prudent management of resources over the past several years leaves us excellently positioned for further competitive gains.

Marcel Ospel	Peter Wuffli
Chairman	President

19 March 2003

UBS 2002 / 6

The Year in Review

January
■The Wolfsberg Group of financial institutions, of which UBS is a member, signals its intention to support governments around the world in their efforts to fight the financing of terrorism.

February
■Extending its cooperation with UBS, Postfinance, the financial services arm of the Swiss Post, announces it will add loans and mortgages to its range of services from May 2003. UBS will handle risk and capital management as well as refinancing of the loans, with Postfinance determining product design and pricing structures.
■UBS opens a branch in Bordeaux as part of the on- going European wealth management initiative. This is the fourth branch to open since UBS started its private banking operations in France in 1999.
■Streamlining its private banking activities in Zurich, UBS announces the sale of its HYPOSWISS wholly owned subsidiary.

■UBS Warburg enters the energy trading markets, through the exclusive licensing of Enron’s North American natural gas and power trading technology, and establishes UBS Warburg Energy.

March
■In a poll of 250 top executives by consultancy PricewaterhouseCoopers, UBS emerges as Switzerland’s second most attractive employer and its third most respected company. The companies were measured against the criteria of global scale, stability, assertiveness, and creativity.

April
■Ernesto Bertarelli, one of the most successful young business leaders, joins UBS’s Board of Directors. Bertarelli is the CEO of Serono, the world’s third largest biotechnology company.
■At the Annual General Meeting, Marcel Ospel addresses the issues of corporate governance and senior executive remuneration and is one of the first Chairmen of a major listed Swiss company to disclose his total compensation.

■The brands of Brinson Partners, Brinson Advisors, Phillips & Drew and UBS Asset Management are retired and replaced with UBS Global Asset Management, reflecting the global integration and scope of our investment management approach and service offerings. The move is one step in UBS’s overall brand evolution that will be completed in the second half of 2003.

May
■UBS announces a broadening and strengthening of its leadership team, emphasizing its partnership approach and integrated business model. Both the Group Executive Board (GEB) and the Group Managing Board, representing the senior management team of the firm, are significantly expanded. The new GEB members are: John Fraser, Chairman and CEO of UBS Global Asset Management, Peter Kurer, Group General Counsel, Marcel Rohner, newly appointed CEO of UBS Wealth Management & Business Banking, Clive Standish, Chairman and CEO of UBS in Asia Pacific, and Mark Sutton, President and COO of UBS PaineWebber.

In 2002, we announced a new brand strategy and broadened our senior management team. These and other highlights of the year are summarized below.

■Signaling its momentum in the US capital markets, UBS Warburg completes the expansion of its Stamford trading floor. At 103,000 square feet, it is the largest securities trading floor in the world (a fact confirmed by the Guinness Book of World Records), accommodating 1,400 traders and staff.

June
■All Bar None, the UBS Warburg sponsored diversity forum, holds its second annual Women’s Conference in London. The “Leadership in Practice” event focuses on work-life balance, career development and the role of transformational leadership in global financial firms in the 21st century.

July
■Noriba Bank BSC, a financial services institution owned by the UBS Group, opens for business in Bahrain. Noriba is a Sharia-compliant wealth management firm for private investors and institutions and will be the global platform for UBS’s Sharia-compliant banking products and services.
■UBS Warburg is named the “World’s Best Investment Bank” in Euromoney’s Awards for Excellence 2002. The award is based on UBS Warburg’s “strength across the board, its strong momentum in the key US market and risk management discipline.”

September
■The UBS Tower, which co- locates all the Group’s businesses, officially opens in Chicago. The building brings together almost 1,500 Chicago-based employees.
■A two-year wait comes to an end for UBS when the Louis Vuitton Cup, the qualifying competition for the America’s Cup, starts in New Zealand. UBS is the main partner of Alinghi, the Swiss Challenge for the America’s Cup 2003.
■UBS is again listed as a component of the Dow Jones STOXX Sustainability Index and the Dow Jones Sustainability World Index – the first global indices to track the financial performance of leading global companies which pursue a strategy of sustainable growth.

November
■UBS opens a branch in Lille, France, as part of the ongoing European Wealth Management initiative. Combined with the Strasbourg branch opening in October, this is the sixth branch to open since UBS started its private banking operations in France in 1999.

■UBS announces that it will introduce a simplified brand strategy and structure using the single brand UBS from 9 June 2003. The move to a simpler branding accurately reflects UBS’s integrated business model and “one firm” approach.
■UBS announces its decision to sell its 91.15% equity stake in Hirslanden Holding AG, the leading Swiss private hospital group, continuing its strategy of divesting non- core businesses.
■UBS Warburg announces the decision to fully integrate its US energy trading activities, based in Houston, within its trading operations in Stamford, Connecticut.

December
■Following its Swiss ISO 14001 re-certification in August, UBS also receives certification for its corporate services outside Switzerland, confirming the successful extension of UBS’s environmental management system to Europe, the Americas, and Asia Pacific.
■The UBS-sponsored Art Basel Miami Beach International Art Show opens for the first time in the US as the sister event of the highly successful Swiss Art Basel show. Leading galleries from around the world present work from over 1,000 modern artists.

Our Businesses

We operate as one firm with a common set of values and aspirations and under the leadership of one management team. With this integrated model, we run a diverse set of global businesses, each in the top echelon of their sectors and committed to vigorously growing their franchises.

UBS Wealth Management &
Business Banking

We deliver comprehensive financial services to wealthy private clients worldwide and are the leading bank for individual and corporate clients in Switzerland.

Private Banking

With more than 140 years of private banking experience, 164 offices worldwide and CHF 688 billion invested by clients, we are the world’s largest private bank. We provide a comprehensive range of products and services individually tailored to wealthy clients from Switzerland and abroad. Working from offices around the world, our 3,291 highly trained client advisors combine strong personal relationships with their clients with access to the resources of the whole UBS Group. Clients benefit from a complete range of wealth management services – from asset management to estate planning, from corporate finance advice to art banking.

Our global product offering is carefully tailored to meet country-specific tax and legal frameworks as well as the varied aspirations of clients in different countries. We are also committed to an open product platform, which widens the choices available to our clients by complementing UBS’s own products with top-quality products provided by third parties.

Private Banking continues to expand its presence in the five key European markets of France, Germany, Italy, Spain and the UK as part of its European wealth management initiative, a major strategic drive for UBS. Since the start of the initiative in 2001, we have tripled the number of client advisors to a total of 551 in the five countries. Clients in these countries invested net new money of CHF 7.6 billion in 2002, bringing total invested assets to CHF 28 billion.

UBS 2002 / 12

Our Businesses: UBS Wealth Management & Business Banking

>> A strong Italian presence

Last year proved particularly challenging for our Milan office because of Italy’s fiscal amnesty, which allowed Italians to repatriate funds held abroad by paying a small nominal tax. But thanks to our private banking team in Milan and local teams throughout Italy, UBS retained more than half of the capital repatriated by its Italian clients.
“It proved the effectiveness of our strategy of having a strong presence	locally,” Vittorio Volpi, UBS Private Banking’s Regional Manager Italy, explained.
The base for all of UBS’s Italian wealth management operations is in Milan, which now houses more than 200 employees who are headed by Mauro Costa. Costa maintains that wide-spread local presence throughout Italy has proven a real competitive advantage.	“Regional diversity is one of the strong points of our team. It allows us to fully understand clients across the whole country,” says Ferruccio Ferri, team head of the Central Italy region.
“More than almost any other country in Europe, having branches across the country is an absolute necessity, as each region has its own unique features,” says Mauro Costa. And, in 2002, the team was able to	fully exploit that key competitive advantage, says Andrea Cingoli, team head for the north-east region of Italy.
“UBS has a unique offer for the Italian market. Our clients appreciate our approach, which delivers tailor-made solutions that meet their individual needs. We exploit opportunities to meet goals they hadn’t even imagined.”

Our Businesses: UBS Wealth Management & Business Banking

Business Banking

With more than 3.5 million individual client accounts, relationships with 180,000 enterprises across the country and 5,000 financial institutions from around the world, we are the leading bank in Switzerland.

Our range of products and services comprehensively meets all of an individual client’s needs. Our product palette runs from current accounts and saving products to residential mortgages, wealth management services, pensions and life insurance.

We have 311 branches and 1,225 ATMs in Switzerland – the broadest distribution network of any Swiss bank. We are the leading lender to private clients in Switzerland, and the biggest player in both the credit card and private mortgage markets.

In corporate banking, our range of products and services is tailored to the needs and sophistication of our corporate clients. We serve top-tier corporations demanding comprehensive access to capital markets, large companies needing our expertise in the handling of complex financial transactions, and small to medium enterprises requiring access to a full range of financial products and services.

Clients have invested assets of over CHF 200 billion with us while our loan book total of CHF 139 billion on 31 December 2002 demonstrates our leading position in the Swiss mortgage and lending markets.

>> UBS Service Line

If you manage the financial transactions of a small or medium-sized Swiss company and are a client of ours, you are probably familiar with the UBS Service Line’s 0844 853 002 telephone number. Dialing it puts you through to Roger Koestli and a team of 41 employees, whose job is to help small and medium-sized companies manage their daily banking transactions.
According to Koestli, the service line, introduced in January 2002, is an additional channel for companies in Switzerland, one that complements	and supports traditional retail branches. It gives companies the capability to access basic payment and transaction services far more quickly and efficiently than before – and whenever they want.
Before the Service Line was introduced, companies depended on their client advisors for everything down to the most basic transaction. By switching to a multichannel philosophy, we help clients choose the most efficient way of doing business with us. Routine transactions are shifted towards e-banking and	telephone banking, which are available 24 hours a day. And now, client advisors can focus on the more complex solutions and advice that their corporate clients require, paying more individual attention to them.
“The intensive contact with our clients allows us to feel the pulse of small business in Switzerland. We take around 1,000 telephone calls a day – giving information, completing transactions, and recommending solutions,” Koestli said. Currently, the Service Line manages the affairs of around a third of UBS’s	small and medium-sized corporate clients, and the trend is clearly gaining momentum.
“We see ourselves and sell ourselves as a team. For our clients, efficient service is of primary importance. When companies need more comprehensive advice, we help them find the right advisor at a retail branch. As what we do helps those client advisors lighten their workload, they then have more time to work with their clients,” he added.

UBS 2002 / 15

UBS Global Asset Management

We are a top-tier worldwide asset manager, distinguished by the diversity and global scope of our investment capabilities.

With our integrated global investment platform, we seek to deliver superior investment performance to institutional investors, private investors and financial intermediaries. Our 440 investment professionals, located in all the major financial centers, provide our clients with access to a breadth and scope of investment capabilities which, we believe, distinguishes us from our competitors.

Our organization focuses on three major areas of expertise. Our core investment management business has a clear price/value investment philosophy which means we pay great attention to fundamental analysis when assessing securities. We have disciplined processes to systematically apply our philosophy and to ensure the quality of our execution. Our second focus area is alternative and quantitative investments, encompassing several specialist businesses with distinctive brands like O’Connor, which manages hedge funds and other alternative instruments. The third focus is on our real estate management capabilities in the US, UK, Switzerland and Japan.

Our Business Group had total invested assets of CHF 557 billion on 31 December 2002, of which CHF 279 billion were from institutional investors and CHF 278 billion from private clients via financial intermediaries like UBS PaineWebber or UBS Private Banking.

UBS 2002 / 16

Our Businesses: UBS Global Asset Management

>> The team that powers partnerships

Open architecture is bringing new challenges to our business. As private banks establish their mutual fund product ranges, including products from third party institutions, they must develop procedures to track product information and monitor performance.	This is the rationale behind UBS Global Asset Management’s Key Account Management (KAM) group. Based in Zurich, the KAM team oversees key client relationships in Europe and the Middle East, providing comprehensive support for open architecture strategies and a one-stop	coordinated approach to providing data on UBS products and portfolio information.
Centrally coordinated information is combined with local relationships. “Localized support is critical,” explains the KAM team’s head, Marianne Loner. “We recognize	that local client needs will vary, as will their selection and use of our funds.”
The KAM formula has found such favor with UBS’s wholesale clients that the Business Group will soon extend it to institutional clients.

UBS Warburg

We are a leading investment banking and securities firm providing a full spectrum of products to institutional and corporate clients, governments and financial intermediaries around the world.

With almost 16,000 professionals in 30 countries around the world, we are one of the world’s leading investment banking and securities firms. Our global reach, the quality of our service, our unique access to investors and our award-winning technology result in a world-class offering to clients.

Corporate and Institutional Clients

Our Corporate and Institutional Clients business unit provides securities products and advisory services to a broad customer base worldwide that comprises institutional investors, financial intermediaries, banks, insurance companies, global corporations, sovereign governments and supranational organizations. We are one of the top-ranked firms in the world for institutional clients such as investment managers, where our strength lies in global equity research and distribution, as well as in structuring and distributing fixed income cash and derivative products. Our business is organized into three main areas, distinguished by the type of products and services offered as well as the inherent nature of their business risks. The business areas are:

– Investment Banking
– Equities
– Fixed Income, Rates & Currencies

In the investment banking business, we provide first-class advice and execution capabilities to a global corporate client base. This business thrives on our particular strengths in advising on cross- border mergers and acquisitions and on capital raising strategies. Although historically we have always been among the leaders in European investment banking, we have put considerable resources and effort into expanding our US capabilities in the last two years, resulting in increased market share and significantly greater presence in the American market.

UBS 2002 / 18

Our Businesses: UBS Warburg

>> Reshaping the global broadcasting industry

In 2002, many of the 57 investment bankers of UBS Warburg’s global media group had the privilege of playing an important part in shaping the global broadcasting industry’s future.
The investment banking media group, led by Global Head of Tech-	nology, Media and Telecommunications (TMT) and Vice Chairman, Jeff Sine, and Global Head of Media, Simon Warshaw, is organized into teams that each take a global approach to the broadcasting, cable and satellite, publishing and information and entertainment sectors.	Jeff Sine and his team were hired as part of our expansion drive into the US investment banking market to further enhance the relationships between UBS Warburg and the largest players in the media sector.
The media group teams work seamlessly with each other across	borders, leveraging their various areas of expertise where and when it is needed, with the result that in 2002 they successfully advised on many of the transactions that fundamentally altered the global broadcasting landscape.

>>

>> Reshaping the global broadcasting industry (continued)

As an example, the media group helped to create the world’s largest Spanish-language media company when they acted as sole financial advisor to Univision, the leading US Spanish-language TV broadcaster, in its USD 3.5 billion acquisition of	Hispanic Broadcasting, the top US Spanish-language radio broadcaster.
The media group followed that achievement by acting in the UK as Carlton’s exclusive financial advisor in the GBP 2.9 billion proposed merger with Granada that will create	one of Europe’s leading commercial broadcasters.
Meanwhile, UBS Warburg acts as sole advisor to KirchMedia on its insolvency and restructuring – one of the largest media restructurings in German history.	Overall, these transactions helped the media group to significantly contribute to UBS’s long-term drive to expand its investment banking market share – both in the US and around the world.

Our Businesses: UBS Warburg

In the equities business, we are a leader in both primary and secondary markets for equity, equity-linked (e.g. convertible bonds) and equity derivative products. We are the preeminent provider of international equities for US institutional clients while in Europe we enjoy a dominant position, with a reputation for excellent client service, creative products and unequalled execution capabilities. In the Asia Pacific markets, we have built the leading equities franchise.

In the fixed income and foreign exchange business, we are one of the leading global houses, providing innovative products and original thinking to corporate and institutional clients in all major markets. Offering our clients a genuinely seamless global service, we operate across the complete spectrum of products and markets.

We provide a comprehensive range of currency-driven financial solutions, placing first in online currency trading, where we have more than twice the market share of our nearest rival.

All of our business areas are run on a global basis. A consolidated global view of risk across different world regions is one of our main competitive advantages. It is based on a strong history of risk management skills across all product areas.

UBS Capital

UBS Capital is our private equity business, managing a portfolio that consists of investments in unlisted companies spread throughout Europe, the US and Asia. These investments are typically held between three and six years and made with a view to preparing them for sale to a trade or financial buyer, or, where appropriate, staging an Initial Public Offering (IPO).

UBS Capital is structured along regional lines and fully integrated within the UBS Warburg Business Group. Around 30% of UBS Capital’s portfolio is invested in third party funds.

After a review in late 2001 and early 2002, we decided that private equity would no longer be a core business for UBS, and UBS Capital should focus on managing its existing portfolio to maximize value, capitalizing on exit opportunities where they arise with a minimal level of new investments.

UBS 2002 / 21

>> Teaming up in Atlanta

When UBS PaineWebber financial advisors Bruce Bickley and Keith Mericka teamed up in 1989 in Atlanta, Georgia, they saw a unique opportunity to serve private company owners across the country wanting to sell their businesses. Working as partners, they spent a great deal of time working with clients and trying to understand their unique financial needs, developing individual wealth management plans for each client and keeping each client on track to

UBS PaineWebber	Our Businesses: UBS PaineWebber

As one of the top wealth managers in the US, we build consultative relationships with affluent clients and provide them with a complete set of sophisticated wealth management services.

With approximately 2 million client relationships, we are one of the largest private client businesses in the US, offering a full set of services to the most affluent Americans. Our strength lies in the emphasis we put on building and maintaining consultative relationships between our high net worth clients and their financial advisors, offering a wide array of investment products and services. Our service palette includes financial planning, wealth management consulting, discretionary and non-discretionary portfolio management, money market accounts, loans and fiduciary products and transaction-based services such as securities brokerage.

Our highly trained network of 8,857 financial advisors, working from 365 offices across the US, managed CHF 584 billion in assets invested by clients as of 31 December 2002. Providing tailored investment advice based on each client’s individual specific needs, our advisors focus on households with investable assets in excess of USD 500,000 – the largest and fastest growing pool of assets in the US. Our client advisors are further supported by a dedicated telephone service center available 24 hours a day and seven days a week.

The UBS PaineWebber Online Services unit, with a user base of 460,000 households, offers our clients a selection of online tools that complements and enhances their relationship with their financial advisor. Our Municipal Securities Group, which is leading in the US market, is a complete origination, structuring and distribution team offering an array of related products to high net worth clients, while our Corporate Employee Financial Services Group administers share option plans for large corporations. Another team, the Alternative Investment Group, provides investment management services to clients who wish to pursue alternative investment strategies. UBS PaineWebber is also the industry leader in the sale of insurance annuity products.

Overall, our business strategy is focused on securing recurring fees from advice and product sales, with such recurring fees now accounting for around 40% of our revenue. We offer clients an open architecture platform that makes available the best-in-class products from UBS Global Asset Management as well as from third party investment managers, while also leveraging UBS Warburg’s broad line of equity-linked securities and other structured products.

meet their financial goals. After a few years in business, their shared expertise and client contacts brought them a positive reputation nationwide, allowing them to tap into a far greater pool of private wealth than either could have done alone.
After business boomed, Bickley and Mericka enlisted the services of financial advisor Andrew Byer, one junior advisor and five associates with the goal of boosting client service, improving performance and helping	the team better preserve and grow the assets of their clientele. Soon, PaineWebber merged with UBS, and a vast array of new resources became available to help them address the fast-increasing complexity of their clients’ accounts. Like other partnerships at UBS PaineWebber, Bickley and Mericka took advantage of these newfound strengths to offer investors a variety of expertise that ranges from lending to structured products to hedge funds to art banking.

UBS 2002 / 23

Our Value Drivers

To the outside world, our strength is often perceived as being derived from the financial success of our businesses. Yet, at the same time, we also believe our strength is projected through other more intangible factors – factors such as the values we share, our culture, our client relationships and our brands. We have distilled these factors down into the five key elements of Client Focus, Innovation and Learning, Talent and Culture, Brand and Identity and Financial Intelligence. They are the value drivers of our business. In the pages that follow, we will show you what they mean to us and how they translate into tangible success.

A lasting partnership

Our clients’ success is our success. The only way we can build lasting relationships with them is by taking the time to understand their specific financial situations and their individual objectives. When we combine that understanding with our expertise, we become their partner, helping them achieve their financial goals.

Ensuring our clients’ financial success is the most important driver of our business. All our resources – our processes, infrastructure, products and services, employees and culture – are focused on achieving our clients’ objectives, whether they are individuals, corporations or institutions.

Understanding each client’s individual situation helps us to build strong relationships and effectively offer proactive advice. But having in-depth knowledge of our clients’ goals and needs also brings with it the responsibility to safeguard their private information. The deep respect we have for their right to financial privacy and the appropriate level of discretion we use when dealing with confidential information justify the trust that our clients continue to place in us.

Our client advisors and relationship managers are not there to simply sell more products or close deals – their true aim is to become a partner of their clients. When we work together as partners, we are able to provide our clients with advice, solve their individual issues and to achieve their specific goals and aspirations. In all our Business Groups, our broad range of products and services, advisory experience and the efficiency of our processes provide us with the capabilities to tailor our services to an individual client’s needs.

The trust clients have placed in us, across all our businesses, is a source of considerable pride to us. Although our expertise and products have earned us prestigious industry awards, we feel that the approval of our clients is our most important reward. It is only when we have helped them reach their individual targets and they consider us their dependable partner that we feel we have really succeeded.

UBS 2002 / 26

Our Value Drivers: Client Focus

Our Value Drivers: Client Focus

     >> Bank of China makes historic debut

When UBS Warburg acted as joint global coordinator and bookrunner for the Initial Public Offering (IPO) of shares in the Bank of China, Hong Kong, headlines were guaranteed. The USD 2.9 billion IPO, which took place in July 2002, was the first-ever internationally mandated IPO for a Chinese state-owned institution and the year’s third largest IPO worldwide. More than six times subscribed, the deal generated demand in excess	of USD 18 billion. UBS Warburg generated the most demand in the international offer and significantly outsold the other joint bookrunners. “This outcome, in the face of difficult market conditions, demonstrates the distribution power that we can bring to bear for our clients,” said Colin West, head of the equity capital markets Asia team.
The deal brought an evolving relationship to a new stage. The previous	year, advised by UBS Warburg’s investment banking team, the Bank of China had taken an all-important first step towards the IPO. By consolidating the bank’s 13 affiliated but independently managed financial institutions in Hong Kong into a single new entity, it created a business with approximately USD 100 billion in assets and three million customers. “All of us working on this deal were acutely aware that we were	making history in contributing to the reform of China’s banking sector,” said Peter Burnett, joint head of investment banking for Asia. Established in 1912, the Bank of China started life as the nation’s central bank. With the support of UBS Warburg, it is now well on the way to establishing a major international presence.

UBS 2002 / 29

Our Value Drivers: Innovation and Learning

Supporting client needs

Innovation and Learning are central to our vision. Clients look to us for the experience embodied by our staff and the creativity characterized by effective solutions.

Every day, our clients around the world benefit from the expertise of our staff, which is built on experience, innovation and learning. Our creativity drives our ambition to always find better solutions for our clients’ challenges. Team-work and partnership between our different businesses allow us to leverage insights across various functions and to take advantage of knowledge and ideas from across the firm.

Technology plays an integral role in our businesses by enhancing our clients’ experience of doing business with UBS, increasing the demand for our products, and minimizing the production cost for our services — from multichannel e-banking platforms to state-of-the-art portfolio management tools. Although we are constantly refining our technology to keep our client advisors superbly equipped and trained, we only use innovation in support of our relationships with clients, and never for its own sake.

Technology supports the client/advisor relationship — never supplanting it. We offer clients convenient access through multiple channels and put advice at the heart of relationships. At the same time, choice is central to our client offerings and we aim to increase product and service availability by augmenting our in-house range with a quality-screened selection of third-party products. We are also open to partnerships with intermediaries that leverage our knowledge, skills, services and products and make them accessible to an even broader client base.

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>> New chip cards for e-bankers

Our e-banking services for private clients in Switzerland emphasize the traditional values of trust, quality, security and discretion. Using the most advanced security solutions and technology available is one of the many ways we ensure that we are upholding those values. Until last year, clients accessing their e-banking accounts needed an individual con-	tract number, a password and a physical paper list of access codes. Although the old system more than adequately fulfilled our stringent encryption requirements, we started to deploy a more convenient electronic solution to replace the paper list.
Together with IBM, we developed an innovative, easy to use chip-card system that uses state-of-the-art	technology — considerably enhancing the overall level of online security. The new system is based on a code saved on each individual UBS e-banking card (which all of our Swiss clients receive).
The card’s content is protected and cannot be copied or decoded. Its codes are only valid for a very short time-span — unlike the paper lists of	access codes. When using a card, a client does not have to enter a pass- word directly into his or her computer. Instead, it is processed directly by a card reader (which is also sent to clients). The system was gradually introduced during the course of 2002, and we expect that all of our e-banking clients will be using the new system by the middle of 2003.

Our Value Drivers: Innovation and Learning

More than just a job

Knowledge and innovation come from the talent, enthusiasm, creativity and experience of our people. At UBS, we recognize that the people joining us are looking for more than just a job – they are looking for challenging, rewarding, long-term careers in an organization that encourages them to continue developing their knowledge and skills, whatever their role may be.

Banking relies on the skills and talents of its employees. In order to thrive, UBS must be capable of attracting, developing and retaining the most qualified, talented and motivated staff. At UBS we have succeeded in recruiting some of the brightest individuals by offering an inspiring environment. Each of our core businesses offers them exciting opportunities, where they can act like entrepreneurs, capturing opportunities and growing their experience and skills – for example by taking part in our major strategic initiatives: the European wealth management initiative and the expansion in US investment banking. We encourage the development of our people, by fostering creative collaboration, leadership and accountability. Above all we offer an organization where individuals are motivated to be successful, which ultimately makes the firm itself successful.

Our values are a strong foundation for our way of doing business. Our firm and our people will refrain from doing business if it violates our ethical standards.

At UBS, we respect the views of others, even if they are controversial. We coach and guide, rather than dictate, and our people feel empowered to challenge conventional wisdom. This helps us to create a working environment based on mutual support and active contribution.

At the same time we have no desire to impose a restrictively uniform UBS culture on all of our employees around the world. Rather, we let national characteristics thrive, along with local business customs, individual skills and perspectives, helping to leverage all our strengths. In our approach to doing business, we are strict in giving no room to discrimination, neither by gender, religion, age nor race.

Ultimately, our culture is what we make of it. Our success as a “learning organization” is not about theory, or about knowledge management. It’s about being an organization that has the drive and desire to transform itself whenever opportunities arrive.

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Our Value Drivers: Talent and Culture

>> The UBS Leadership Institute

Don’t look for marble halls or classical pediments. Our UBS Leadership Institute is grounded in the firm’s top leaders, not in bricks and mortar. Yet this global initiative is more crucial to the organization’s future than any building could ever be. Robert Mann, global head of Group Learning and Development, explains why: “Increasingly, success depends on our ability to manage change faster than the competition.”
To build the leadership that drives such change, Mann’s team launched the UBS Leadership Institute in August	2002. The Institute develops programs and processes to help senior leaders shape, communicate and implement the firm’s strategy.
The centerpiece of the Institute is the Annual Strategic Forum (ASF), the yearly gathering of the Group Managing Board, whose 52 members form the executive teams of the UBS businesses. The ASF has become a vital forum for discussing UBS’s strategic agenda, building unity and accelerating strategic change within the firm.	In addition, the Institute builds the organizational and leadership capabilities needed to support the firm’s strategic agenda through a trio of leadership development programs called the Global Leadership Experience (GLE). Senior leaders throughout the firm participate in GLE as coaches, teachers and participants.
Finally, the Institute has developed a talent management process whereby the firm’s key talent is actively engaged and developed by the firm’s most senior leaders.	The Institute, concludes President Peter Wuffli, is an investment in the future of UBS: “It will ensure that we have a strong and deep leadership bench to sustain our growth as a firm. This commitment should send a strong signal to our colleagues in UBS, to clients, to shareholders and to all who have an interest in our ongoing success.”

Our Value Drivers: Talent and Culture

>> A common ambition to succeed – our values for action

>> Striving for Excellence

Client Focus

Our clients’ success is our success. Through our consultative approach in advising clients, we understand their objectives, and unambiguously commit our resources to helping them meet their goals.

Entrepreneurial Leadership

Our leaders lead, and engender enthusiasm and commitment. It is through entrepreneurial leadership that we capture opportunities, and succeed in the marketplace. It is through leadership and accountability across our company that we establish direction, encourage creative collaboration and provide an inspiring environment for our people.

Ambition, Energy and Fun

Our business is exciting and full of opportunities for growth. Only with high ambitions and relentless commitment to work hard – while still having fun – can we realize these opportunities.

Innovation and Learning

Our expertise is built on experience, innovation and learning. Our distinctive creativity is recognized. We constantly strive to find better solutions for our clients’ challenges and to leverage insights throughout the company.

>> Responsible Relationships

Partnership

Relationships among our staff members as well as with our clients are driven by the power of partnership. The power of partnership engenders involvement, respect, contribution and mutual support. We encourage the free exchange of ideas and demand teamwork.

Meritocracy

Our success calls for entrepreneurial spirit and initiative from each individual. We actively strive to be the best at attracting, developing and retaining talented people. We invest in our people’s development, and coach them to levels of performance and contribution beyond what they might believe possible.

Corporate Responsibility

We are a member of the global community and behave as a responsible corporate citizen. Our corporate governance ensures the implementation of our corporate responsibility agenda. We as a corporation, and our employees individually, strive to contribute positively and actively to the communities within which we do business.

>> High Ethical Standards

Integrity

Our firm and its employees conduct themselves in a manner that is above reproach. Our integrity is key to preserving our most valuable asset – our reputation.

Privacy

We respect our clients’ right to privacy, and use information with appropriate discretion.

Diversity

Our strengths are leveraged by embracing a global diversity of cultures, perspectives, skills, and experiences.

UBS 2002 / 37

UBS – much more than a name

UBS is more than just a name or logo. It is a promise to our clients – our promise to use all our global resources to develop tailored solutions and to help them achieve long-term financial success.

The UBS name and what it stands for is one of our most precious assets and must be managed as such. The image it conveys – to our customers, our employees, our shareholders – is essentially the sum of all the experiences they have had with UBS. For this reason, our brand must be not only relevant and consistent in the image it portrays but must deliver on the promises it makes.

In an increasingly competitive financial services industry, the strength of a company’s brand is one of the critical factors that attracts and retains clients. At the end of last year, we decided to move to a single brand because it best reflects our integrated business model and the “one firm” approach we deliver to our clients. From 9 June 2003 onwards, we will use “UBS” as the only brand for our major businesses.

Before making the decision to move to a single brand, we conducted a thorough review of our brand strategy, which focused on brand values as much as brand structure. The review was backed up by comprehensive market research in 14 countries that involved thousands of clients and prospects as well as UBS client advisors. The results showed that all our different client groups had similar expectations regarding the provision of financial services, and, consequently, their relationship with UBS.

Clients expect from us the relentless pursuit of their financial success, and they also demand the resources of a global power-house. They want proactive advice and a choice of relevant solutions that fit their needs. They want a close relationship with UBS, and for us to understand their individual goals and motivations.

If we are to harness the power of our brand so that it is indeed more than just a mere logo but an emotional attachment we have with our clients, it must be truly relevant and credible. We are building a flagship brand to match our position as one of the world’s flagship financial services firms.

UBS 2002 / 38

Our Value Drivers: Brand and Identity

Our Value Drivers: Brand and Identity

>> Award-winning advertising

When we embark on an advertising campaign, we do not just want to drum a long list of products and services into people’s heads. Instead, we look for creative and innovative ways that cut through the media and advertising clutter while intuitively helping people to quickly grasp and understand who we are, what we stand for and what we do.

Last year’s “Power of Partnership” advertising campaign in Japan, which won the Nikkei newspaper’s Excellence Award for advertising, is a clear example of that. Running between April and November, it adopted ancient Sino-Japanese characters drawn by calligrapher Mari Ikeda to symbolize key and salient features of our Business Groups. This distinguished UBS advertising from its competitors and generated an immediate and positive impact in Japan.

The advertisement we are portraying here shows, “wa,” the character for “sum” and “harmony”, which symbolizes how each business unit of the UBS Group is integrated into one collective force, working in harmony with clients. The left half of the Chinese character, the “nogi-hen”, symbolizes a camp gate. The right half indicates a vessel called “sai”, which was used to hold documents. The Chinese character “wa” represents the conclusion of a pact to reach peace in front of a camp gate. It also means to establish a friendly relationship, or the matching of voices.

Also pictured above is UBS-sponsored Team Alinghi, which won a historic victory in the Americas Cup 2003 last March, bringing the trophy back to Europe for the first time since 1851.

UBS 2002 / 41

Managing for value

A defining strength of UBS is financial management: our prudence in managing and deploying capital resources – the transparency of our financial communications – our sound risk management processes.

Our Value Drivers: Financial Intelligence

UBS’s financial strength makes it one of the best capitalized banks in the world. Yet how does a global institution of scope and scale mesh its diverse financial strategies and processes into a cohesive whole? The answer is through a thorough commitment to the creation of shareholder value.

Traditionally, business thinking has focused on the profitability of products or services. Our goal goes beyond that – to create a common understanding – both internally and externally – of shareholder value creation within all of UBS’s businesses. We achieve this through the publication of Key Performance Indicators (KPIs) which identify the primary sources and drivers of value creation. This value-driven management approach is integrated into all our management processes to ensure that all UBS actions add value.

Throughout our history, prudent capital management has been a trademark of UBS. Our focus when managing capital is to employ all the tools at hand, while assuring a balance between the maximization of shareholder value and our strong inherent levels of capitalization. Our strong earnings generation and careful management of our balance sheet mean that UBS continues to generate capital well in excess of our minimum regulatory requirements.

Because risk is an integral part of our business, the main role of our risk management experts is to find the optimal balance between risk and return. Excellence in this area is a key success factor and requires the commitment of everyone within our organization. Fundamentally, sound risk management is based on implementing an appropriate governance model, and institutionalizing checks and balances between business representatives and risk managers.

UBS 2002 / 43

Our Value Drivers: Financial Intelligence

>> Pioneers of the buyback

In 2002, UBS bought back more of its own equity than ever before. In fact, no Swiss company in any industry has ever exceeded this total of CHF 5.9 billion (equivalent to 79,789,414 shares) repurchased under the various buyback programs in a single year. This was equivalent to 6.4% of the total share capital of UBS AG. However, record-breaking was far from the object of the exercise.
Share repurchases are an integral part of the bank’s commitment to shareholder value, explains Jean-Pierre Mathey of UBS Group Treasury. “They are quite simply the best and most tax-efficient way to return to shareholders any capital that is surplus to our business needs.” In fact, our buyback programs, which began in 2000, added an estimated 9% to our earnings per share in 2002.
Group Treasury is tasked by the Group Executive Board with assessing how much equity is available for repurchase in any given year. That amount depends heavily on forecasts for expected profits and the capital requirements of the Business Groups.
Repurchases are listed separately on the Swiss stock exchange and each transaction is executed through a dedicated “second line”, fully transparent to investors and market participants alike. Group Treasury monitors and adjusts the program continuously through the year in line with market conditions and the bank’s expected business performance.
“Our capital policy is conservative,” comments Rolf Enderli, UBS Group Treasurer, “but we use innovative methods to implement it.”

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2002 Report

This chapter dicusses UBS Group’s results for 2002, provides details of our directors and officers and outlines our corporate governance principles.

Corporate Governance

UBS is committed to high standards of corporate governance, ensuring that we create value sustainably for our shareholders while protecting their interests.

The Group Executive Board

Corporate governance – the way that the leadership and management of UBS is organized and how they operate in practice – ultimately aims at leading UBS to success, protecting the interests of shareholders and creating value for them and for all stakeholders. Good corporate governance seeks to balance entrepreneurial leadership, control and transparency, supporting a company’s success by ensuring an efficient decision-making process.

We operate under a strict dual Board structure, as mandated by Swiss banking law. The functions of Chairman of the Board of Directors (Chairman) and President of the Group Executive Board (President) are conferred on two different people, thus providing separation of powers. No member of one board is a member of the other. This structure establishes checks and balances and creates an institutional independence of the two boards.

Management structure

The Board of Directors is the most senior body with ultimate responsibility for management and the strategy of the company and for the supervision of its executive management. Our shareholders elect each member of the Board. The Board appoints its Chairman, its Vice Chairmen and its Board Committees, including the Audit Committee, the Compensation Committee, and the Nominating Committee. A large majority of the Board members at UBS are non-executive and independent.

In line with Swiss banking law, the Board has delegated the responsibility for day-to-day management to the Group Executive Board. The supervision and control of the executive management remains with the Board of Directors, in particular with the Chairman and the Vice Chairmen.

UBS 2002 / 48

2002 Report

On 31 December 2002, the Board consisted of nine directors (see list on page 50). At its Annual General Meeting on 18 April 2002, UBS’s shareholders elected Ernesto Bertarelli, CEO of Serono International SA (Geneva) to the Board. Markus Kündig, Vice Chairman since 1998, reached retirement age and therefore stepped down at that time.

The Group Executive Board (GEB) has business management responsibility for UBS. All its members are appointed by the Board of Directors. The GEB is accountable to the Chairman and the Board for the implementation of the strategy and the financial results of the firm’s businesses. Its President, in particular, is responsible for business and financial planning, financial reporting and risk control. Together with the Chairman and the Vice-Chairmen, the GEB assumes overall responsibility for the development of UBS’s strategies.

As at 31 December 2002, the GEB consisted of the ten members portrayed in the photographs above.

In 2002, Markus Granziol, former Chairman of UBS Warburg, decided to leave the Company following a very successful career at UBS. In July 2002, the Board of Directors appointed John Fraser, Peter Kurer, Marcel Rohner, Clive Standish and Mark Sutton to the GEB.

UBS 2002 / 49

2002 Report

Members of the Board of Directors

as at 31 December 2002

		Year of initial	Current term of office
Name and business address	Positions held	appointment	runs until

Marcel Ospel	Chairman	2001	2005
UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Alberto Togni	Executive Vice Chairman	1998	2005
UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Johannes A. de Gier	Executive Vice Chairman	2001	2003[1]
UBS AG
Bahnhofstrasse 45
CH-8098 Zurich

Peter Böckli	Non-executive Vice Chairman	1998	2003[1]
Böckli Bodmer & Partners	Chairman of the Nominating Committee
St. Jakobs-Strasse 41
P.O. Box 2348
CH-4002 Basel

Ernesto Bertarelli	Member of the Compensation Committee	2002	2006
Serono International SA
Chemin des Mines 15bis
CH-1211 Geneva 20

Sir Peter Davis	Member of the Audit Committee	2001	2004
J Sainsbury plc	Member of the Nominating Committee
33 Holborn
London EC 1N 2HT

Rolf A. Meyer	Chairman of the Compensation Committee	1998	2003[1]
Heiniweidstrasse 18	Member of the Audit Committee
CH-8806 Bäch

Hans Peter Ming	Member of the Compensation Committee	1998	2004
Sika AG	Member of the Nominating Committee
Wiesenstrasse 7
CH-8008 Zurich

Lawrence A. Weinbach	Chairman of the Audit Committee	2001	2005
Unisys Corporation
Unisys Way
Blue Bell, PA 19424

Secretary to the Board of Directors	Gertrud Erismann-Peyer

[1]	Proposed for reelection at the AGM 2003.

Each member of the Board is elected at the Annual General Meeting of Shareholders for a four-year term. The initial term of office for each Director is, however, fixed in such a way as to ensure that about a quarter of all the members have to be newly elected or reelected every year.

UBS 2002 / 50

Compensation for senior executives

Compensation for senior executives (defined as the executive members of the Board and the members of the GEB) and the next layer in the leadership of UBS, the Group Managing Board (GMB), consists of a base salary and a performance-based incentive component. This incentive component generally represents a substantial part of total compensation and a significant portion of it is paid in the form of restricted or deferred UBS shares.

Individual performance assessments consider both quantitative and qualitative factors, and include a balanced appraisal of both current financial results and key performance indicators, which are the longer-term value drivers considered crucial for UBS’s ability to deliver future growth.

An annual examination of competitor pay practices is conducted to ensure that our compensation policies and practices are in line with the market and help us to attract, motivate and retain valuable executives and employees.

The approval of senior executive compensation and the design of senior executive compensation schemes are subject to a rigorous process which ensures that decisions are taken at least at two organizational levels above the executive concerned. The Compensation Committee of the Board of Directors, which consists only of independent members, has a central role in the compensation process. No one has any approval authority for his or her own compensation.

Details of senior executive compensation can be found in the UBS Handbook 2002/2003.

Audit

Audit, with its various functions and authorities, plays an important role in Corporate Governance. While remaining independent, the External Auditors and Group Internal Audit closely coordinate their work, thereby ensuring the most effective performance of their responsibility. The Board of Directors and its Audit Committee supervise the functioning of the overall audit work.

Ernst & Young Ltd., Basel, have been assigned the mandate to serve as global auditors for the UBS Group. They were first appointed as UBS’s principal external auditor for the audit of the 1998 financial statements. They have been reelected ever since at the Annual General Meetings, and will be proposed for reelection at the Annual General Meeting 2003. The Audit Committee of the Board has determined that Ernst & Young Ltd. meets all independence requirements.

At the Extraordinary General Meeting on 7 September 2000, UBS shareholders appointed Deloitte & Touche AG, Basel, as special auditors for a three-year term of office. The special auditors provide audit opinions in connection with capital increases, independently from the principal auditors. Deloitte & Touche will be proposed to the Annual General Meeting 2003 for reelection for another three years.

Group Internal Audit provides an independent review of effectiveness of the system of internal controls and compliance with key rules and regulations. It has unrestricted access to all accounts, books and records and must be provided with all information and data required to fulfill its auditing duties. All key issues raised by Group Internal Audit are communicated to the management in charge, to the President of the GEB and to the Chairman’s Office via formal Audit Reports. Group Internal Audit employs around 240 professionals worldwide. To maximize its independence from management, the head of Group Internal Audit, Markus Ronner, reports directly to the Chairman of the Board.

UBS 2002 / 51

Financial Results in 2002

UBS Group Income Statement

CHF million, except per share data				% change from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Operating income
Interest income	39,963	52,277	51,745	(24)
Interest expense	(29,417)	(44,236)	(43,615)	(33)

Net interest income	10,546	8,041	8,130	31
Credit loss (expense) / recovery	(206)	(498)	130	(59)

Net interest income after credit loss expense	10,340	7,543	8,260	37

Net fee and commission income	18,221	20,211	16,703	(10)
Net trading income	5,572	8,802	9,953	(37)
Other income	(12)	558	1,486

Total operating income	34,121	37,114	36,402	(8)

Operating expenses
Personnel expenses	18,524	19,828	17,163	(7)
General and administrative expenses	7,072	7,631	6,765	(7)
Depreciation of property and equipment	1,521	1,614	1,608	(6)
Amortization of goodwill and other intangible assets	2,460	1,323	667	86

Total operating expenses	29,577	30,396	26,203	(3)

Operating profit before tax and minority interests	4,544	6,718	10,199	(32)

Tax expense	678	1,401	2,320	(52)

Net profit before minority interests	3,866	5,317	7,879	(27)

Minority interests	(331)	(344)	(87)	(4)

Net profit	3,535	4,973	7,792	(29)

Basic earnings per share (CHF)	2.92	3.93	6.44	(26)
Basic earnings per share before goodwill (CHF) [1]	4.73	4.97	7.00	(5)
Diluted earnings per share (CHF)	2.87	3.78	6.35	(24)
Diluted earnings per share before goodwill (CHF) [1]	4.65	4.81	6.89	(3)

[1]	Excludes the amortization of goodwill and other intangible assets.

>> Letter from Group Auditors

We have audited, in accordance with auditing standards generally accepted in the United States of America as well as those promulgated by the profession in Switzerland, the Group balance sheets of UBS AG as of 31 December 2002 and 2001, and the related Group statements of income, cash flows and changes in equity for each of the three years in the period ended 31 December 2002 and the notes thereto (not presented herein). In our report dated 11 February 2003, (see UBS	Financial Report page 177) we expressed an unqualified opinion on those Group financial statements which are prepared in accordance with International Financial Reporting Standards.

In our opinion, the information set forth in the accompanying Group balance sheet and income statement on pages 52 and 53 are fairly stated, in all material respects, in relation to the Group financial statements from which they have been derived	Basel, 11 February 2003 Ernst & Young Ltd Roger K. Perkin Chartered Accountant in charge of the audit	Peter Heckendorn lic.oec. in charge of the audit

UBS 2002 / 52

2002 Report

UBS Group Balance Sheet

% change from
CHF million	31.12.02	31.12.01	31.12.01

Assets
Cash and balances with central banks	4,271	20,990	(80)
Due from banks	32,468	27,526	18
Cash collateral on securities borrowed	139,052	162,938	(15)
Reverse repurchase agreements	294,086	269,256	9
Trading portfolio assets	371,436	397,886	(7)
Positive replacement values	82,092	73,447	12
Loans	211,647	226,545	(7)
Financial investments	8,391	28,803	(71)
Accrued income and prepaid expenses	6,453	7,554	(15)
Investments in associates	705	697	1
Property and equipment	7,869	8,695	(9)
Goodwill and other intangible assets	13,696	19,085	(28)
Other assets	8,952	9,875	(9)

Total assets	1,181,118	1,253,297	(6)

Total subordinated assets [1]	3,652	2,732	34

Liabilities
Due to banks	83,178	106,531	(22)
Cash collateral on securities lent	36,870	30,317	22
Repurchase agreements	366,858	368,620	0
Trading portfolio liabilities	106,453	105,798	1
Negative replacement values	81,282	71,443	14
Due to customers	306,876	333,781	(8)
Accrued expenses and deferred income	15,331	17,289	(11)
Debt issued	129,411	156,218	(17)
Other liabilities	12,339	15,658	(21)

Total liabilities	1,138,598	1,205,655	(6)

Minority interests	3,529	4,112	(14)

Shareholders’ equity
Share capital	1,005	3,589	(72)
Share premium account	12,638	14,408	(12)
Net gains / (losses) not recognized in the income statement, net of tax	(159)	(193)	18
Retained earnings	32,638	29,103	12
Treasury shares	(7,131)	(3,377)	(111)

Total shareholders’ equity	38,991	43,530	(10)

Total liabilities, minority interests and shareholders’ equity	1,181,118	1,253,297	(6)

Total subordinated liabilities	10,102	13,818	(27)

1 The subordinated assets for 2001 have been restated for the subordinated traded assets of CHF 2,325 million.

UBS 2002 / 53

UBS Group Results in 2002

Group targets

We focus on four key performance targets, designed to ensure that UBS delivers continually improving returns to its shareholders:

–	We seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of 15-20% across periods of varying market conditions.
–	We aim to increase shareholder value through double-digit average annual percentage growth of basic earnings per share (EPS), across periods of varying market conditions.
–	Through cost reduction and earnings enhancement initiatives, we aim to reduce UBS’s cost/income ratio to a level that compares positively with best-in-class competitors.
–	We aim to achieve a clear growth trend in net new money in the private client businesses (Private Banking and UBS PaineWebber).

The first three targets are all measured pre-goodwill amortization, and adjusted for significant financial events.

Earnings adjusted for significant financial
events and pre-goodwill 1, 2

	% change
CHF million, except where indicated	from
For the year ended	31.12.02	31.12.01	31.12.00	31.12.01

Operating income	33,894	37,114	36,402	(9)
Operating expenses	27,117	29,073	25,096	(7)
Operating profit before tax	6,777	8,041	11,306	(16)
Net profit	5,529	6,296	8,799	(12)

Cost/income ratio (%) [3]	79.5	77.3	69.2
Basic earnings per share (CHF) [4]	4.57	4.97	7.28	(8)
Diluted earnings per share (CHF) [4]	4.50	4.81	7.17	(6)

Return on shareholders’ equity (%) [5]	13.9	14.8	24.3

1 Excludes the amortization of goodwill and other intangible assets.    2 Details of significant financial events can be found in the Group Financial Review section of the Financial Report 2002.    3 Operating expenses/operating income before credit loss expense.    4 Details of the EPS calculation can be found in the Financial Report 2002. 5 Net profit/average shareholders’ equity excluding dividends.

The segment results have been restated to reflect the new Business Group structure and associated management accounting changes implemented during 2002.

All results presented include PaineWebber from the date of acquisition, 3 November 2000.

UBS 2002 / 54

2002 Report

Our Performance against these targets in 2002 reflects the extremely difficult market conditions. Before goodwill and adjusted for significant financial events:

Our return on equity for 2002 was 13.9%, down from 14.8% a year ago and slightly below our target range of 15-20%. The lower average level of equity, down 6% because of our ongoing share buyback programs, could not compensate for market-related declines in earnings of 12%

Basic earnings per share for 2002 were CHF 4.57, a decline of 8% from 2001. The 12% decline in profit was partially offset by the reduced average number of shares outstanding.

The cost/income ratio for the year rose to 79.5% from 77.3%. Ongoing cost initiatives across all our businesses could not fully counteract the drop in revenues due to the declining market activity levels and subdued levels of transactional and corporate activity as well as ongoing private equity writedowns.

Net new money in the private client units (Private Banking and UBS PaineWebber) dropped from CHF 57.8 billion in 2001 to CHF 35.1 billion in 2002. The drop was mainly due to difficult market conditions, which were accentuated by the Italian tax amnesty.

Significant financial events

There were no significant financial events (SFEs) in 2001, but there were three SFEs in 2002:
–	In fourth quarter 2002, UBS recorded a non-cash writedown of CHF 953 million after-tax for the value of the PaineWebber brand that was held as an intangible asset on our balance sheet. The writedown followed a strategic decision announced in November 2002 to move all our businesses to the single UBS brand. The new brand structure will be implemented in June 2003.
–	In fourth quarter 2002, UBS realized a gain of CHF 60 million after-tax from the sale of Klinik Hirslanden, a private hospital group.
–	In first quarter 2002, UBS realized a gain of CHF 125 million after-tax from the sale of Hyposwiss, an independent private bank.
Details of SFEs can be found in the UBS Financial Report 2002.

UBS 2002 / 55

2002 Report

Results

UBS 2002 net profit was CHF 3,535 million, down 29% from CHF 4,973 million in 2001. This full-year profit was impacted by several items we call significant financial events: the non-cash after-tax writedown of the value of the PaineWebber brand, which reduced profit by 21%, and the impact of sales of subsidiaries, which added 6% to profit. Excluding these effects, and before goodwill amortization, net profit only fell by 12% between 2001 and 2002.

Income

Total operating income fell to CHF 34,121 million in 2002 from CHF 37,114 million in 2001. Adjusted for SFEs, total operating income in 2002 was CHF 33,894 million, a drop of 9% from 2001. The decline was mainly due to the difficult market environment, less favorable trading conditions and a weakening of investor sentiment. Falling market levels affected asset-based revenues while our private equity business continued to record losses due to ongoing poor valuation and exit conditions.

Net interest income of CHF 10,546 million in 2002 was 31% higher than in 2001. Net trading income declined 37% from CHF 8,802 million in 2001 to CHF 5,572 million in 2002.

     As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

Net income from interest margin products was CHF 5,275 million in 2002, down 7% from CHF 5,694 million a year earlier, mainly reflecting lower margins on savings, cash accounts and mortgages because of margin pressure that reflected the extremely low interest rate environment. This was accentuated by the decline of the US dollar, which caused the Swiss franc equivalent of US dollar interest rate revenues to drop.

Over the full-year, net income from trading activities fell by 8% from CHF 11,529 million in 2001 to CHF 10,605 million in 2002, as equity revenues declined, reflecting worsening market conditions and lower client activity. Fixed income trading revenues remained at strong levels although they were lower than a year earlier, when they benefited from a buoyant trading environment. Foreign exchange revenues rose slightly due to increased volumes and spreads.

Net income from treasury activities was CHF 1,667 million in 2002, an increase of 17%, reflecting higher income from our invested equity and a drop in funding costs.

Other net trading and interest income showed a loss of CHF 1,429 million compared to a loss of CHF 1,804 million in 2001. This drop was mainly due to lower goodwill funding costs, which reflected the weakening of the US dollar against the Swiss franc, lower funding costs for our private equity portfolio as well as the reclassification of some revenues previously reported as income from trading activities.

     In 2002, credit loss expense amounted to CHF 206 million, compared to CHF 498 million in 2001.

Net fee and commission income for the full-year was CHF 18,221 million, a drop of 10% compared to a year earlier, reflecting a drop in most revenue categories, as brokerage and investment banking fees fell, due to much lower market and client activity, although underwriting fees remained resilient.

Other income showed a loss of CHF 12 million compared to a gain of CHF 558 million a year earlier. Higher impairment charges at UBS Capital’s private equity investments and other financial investments were only partially offset by gains from disposals of financial investments, and the Klinik Hirslanden and Hyposwiss subsidiaries.

Expenses

Total operating expenses, at CHF 29,577 million, decreased by 3% from CHF 30,396 million in 2001 because of lower personnel expenses as well as falling general and administrative expenses, reflecting our ongoing cost initiatives and the ability to adjust our costs in line with revenue developments. This drop was partially offset by the writedown of the PaineWebber brand. Without the writedown, the drop in total operating expenses would have been 7%.

Full-year personnel expenses dropped by 7% to CHF 18,524 million reflecting much lower performance-related compensation expenses and lower salaries due to a reduction in headcount, especially in UBS PaineWebber and Business Banking Switzerland. The drop was further accentuated by lower recruitment,

UBS 2002 / 56

training and much lower contractor costs across the firm, reflecting our continued cost control initiatives. Finally, the result was helped by a weaker US dollar against the Swiss franc.

General and administrative expenses, at CHF 7,072 million, were down from CHF 7,631 million a year earlier. Strict cost control in all our businesses led to a drop in nearly all cost categories. The biggest declines were in telecommunication, IT, outsourcing and branding expenses. This was partially offset by higher legal and security provisions including a global settlement charge of CHF 111 million (USD 80 million) regarding equity research in the US.

At CHF 1,614 million in 2001, depreciation fell by 6% to CHF 1,521 million in 2002, mainly because of lower depreciation charges for machines and equipment.

Amortization of goodwill and other intangible assets increased from CHF 1,323 million in 2001 to CHF 2,460 million in 2002, due to the writedown of the PaineWebber brand name following our decision made in fourth quarter 2002 to move to a single brand.

We incurred a tax expense of CHF 678 million in 2002, down from CHF 1,401 million in 2001. This corresponds to an effective tax rate of 15% in 2002. Adjusted for significant financial events, our 2002 tax expense of CHF 917 million reflects an effective tax rate of 16.5%, well below 2001’s rate of 21%. The decline is mainly driven by significantly lower progressive tax rates in Switzerland, the ability to benefit from tax loss carry forwards in the US and UK and a higher proportion of earnings generated in lower tax jurisdictions.

UBS 2002 / 57

Business Group Results
in 2002

	UBS Wealth
	Management &		UBS Global
CHF million	Business Banking		Asset Management		UBS Warburg		UBS PaineWebber		Corporate Center		UBS Group

For the year ended	31.12.02	31.12.01	31.12.02	31.12.01	31.12.02	31.12.01	31.12.02	31.12.01	31.12.02	31.12.01	31.12.02	31.12.01

Income	12,773	13,488	1,953	2,218	12,498	14,715	5,561	6,391	1,315	800	34,100	37,612
Credit loss (expense) / recovery [1]	(314)	(604)	0	0	(128)	(112)	(13)	(18)	249	236	(206)	(498)

Total operating income	12,459	12,884	1,953	2,218	12,370	14,603	5,548	6,373	1,564	1,036	33,894	37,114

Personnel expenses	4,810	4,825	946	1,038	7,878	8,354	4,245	5,019	645	592	18,524	19,828
General and administrative expenses	2,317	2,434	513	569	2,378	2,650	1,263	1,441	601	537	7,072	7,631
Depreciation	480	616	37	46	382	456	149	124	473	372	1,521	1,614
Amortization of goodwill and other intangible assets	111	109	270	286	364	402	457	502	24	24	1,226	1,323

Total operating expenses	7,718	7,984	1,766	1,939	11,002	11,862	6,114	7,086	1,743	1,525	28,343	30,396

Business Group performance before tax and excluding significant financial events	4,741	4,900	187	279	1,368	2,741	(566)	(713)	(179)	(489)	5,551	6,718
Significant financial events	155	0	0	0	0	0	(1,234)	0	72	0	(1,007)	0
Tax expense											678	1,401

Net profit before minority interests											3,866	5,317
Minority interests											(331)	(344)

Net profit											3,535	4,973

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported for each Business Group. The breakdown by Business Group of the net credit loss expense for financial reporting purposes of CHF 206 million expense for the year ended 31 December 2002 (CHF 498 million expense for the year ended 31 December 2001) is as follows: UBS Wealth Management & Business Banking CHF 241 million expense (CHF 123 million expense), UBS Warburg CHF 35 million recovery (CHF 360 million expense), UBS PaineWebber CHF 15 million expense (CHF 15 million expense) and Corporate Center CHF 15 million recovery (CHF 0 million).

UBS 2002 / 58

2002 Report

UBS Wealth Management & Business Banking

Private Banking’s full-year 2002 pre-tax profit, at CHF 2,774 million, fell 19% from 2001 due to the steep decline in asset-based revenues which was not fully compensated by cost reductions as we continue to invest in our European wealth-management initiative. Personnel as well as general and administrative expenses increased due to this strategic initiative.

     Full-year operating income was CHF 7,251 million, down 5% from CHF 7,659 million in 2001. Both non-recurring transaction revenues and recurring asset-based revenues fell from 2001. Net new money inflows totaled CHF 16.6 billion, down from the 2001 result of CHF 24.6 billion. Excluding the net outflow of over CHF 8 billion related to the Italian tax amnesty, the net new money result was essentially unchanged. International clients invested net new money of CHF 19.1 billion in 2002, down by only CHF 4.1 billion from a year earlier despite the Italian amnesty. This excellent underlying result in these difficult markets was due to the continued success of our European wealth management initiative as well as significant inflows from clients in Asia and the Americas.

Business Banking Switzerland’s full-year pre-tax profit was a record CHF 1,967 million, up 32% from 2001, achieved despite declining revenues in difficult market conditions, and evidence both of the continued tight management of our cost base and of lower credit loss expenses. Operating expenses at their lowest level since 1999, fell 13% on another decline in general and administrative expenses and a continued drop in personnel expenses, which decreased because of lower performance-related compensation.

     Full-year operating income was CHF 5,208 million, almost unchanged from 2001’s level of CHF 5,225 million.
     Business Banking Switzerland’s loan portfolio decreased to CHF 139 billion on 31 December 2002 from CHF 146 billion on 31 December 2001, driven by lower volumes in the corporate clients area and the further reduction in the recovery portfolio, which fell from CHF 12 billion to CHF 8.6 billion. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio declined to 3.6% from 4.8%, while the ratio of impaired loans to gross loans saw a further improvement, falling to 6.0% from 7.7%. Invested assets fell from CHF 215 billion in 2001 to CHF 205 billion in 2002 as negative market developments and the weakening of major currencies against the Swiss franc were not offset by positive net new money inflows.

UBS Global Asset Management

UBS Global Asset Management reported full-year 2002 pre-tax profit of CHF 187 million, a decrease of 33% from 2001’s pre-tax profit of CHF 279 million. The declines in equity markets experienced throughout 2002 resulted in lower invested asset levels and subsequently, lower asset-based revenues. These developments were partially offset by ongoing initiatives to control costs. Over the year, personnel expenses decreased due to a decline in incentive compensation while general and administrative expenses fell due to lower IT and premises expenditures.

     In full-year 2002, operating income declined CHF 265 million, or 12%, to CHF 1,953 million, because of the declines in financial markets during the year feeding through to asset-based revenues and the US dollar’s weakening against the Swiss franc.
     Institutional revenues fell to CHF 899 million in 2002 from CHF 1,174 million a year earlier due to the US dollar’s weakening against the Swiss franc, lower performance fees at O’Connor, and the effect of market declines on asset-based revenues.
     For the full-year, Wholesale Intermediary revenues, at CHF 1,054 million, increased slightly from CHF 1,044 million a year earlier due to an increase in higher margin assets invested with GAM.

UBS Warburg

UBS Warburg’s Corporate and Institutional Clients business unit reported 2002 pre-tax profit of CHF 3,129 million, a decrease of 17% from 2001, reflecting difficult economic conditions, particularly for the investment banking and equities businesses. This was partially offset by the strong result of our Fixed Income, Rates and Currencies business. Over the full-year, overall expenses dropped by 7% reflecting lower personnel expenses driven by a reduction in incentive compensation as well as the success of our continued cost containment initiatives.

     Full-year revenues of CHF 14,100 million were 10% lower than in 2001. Investment Banking and Equities revenues dropped by 25% and 12% respectively compared to 2001, reflecting a slowdown in market activity. Fixed Income, Rates and Currencies revenues were up 2% from a year earlier, primarily due to substantial growth in the Emerging Markets and Principal Finance businesses.

UBS 2002 / 59

2002 Report

     Total operating expenses dropped by 7% from 2001 to CHF 10,843 million in 2002. The underlying decline in 2002 is even more marked than these figures would suggest as the 2002 results include a provision of CHF 90 million (USD 65 million) for the US equity research settlement and a CHF 72 million charge for the restructuring of our energy trading business. The significant underlying reduction of 9% from last year’s expense levels reflects the continuing success of our cost containment initiatives.

     We continue to maintain a tight focus on cost management in light of the current operating environment. Over the full-year, the pre-goodwill cost/income ratio increased slightly to 74% in 2002 from 72% in 2001. Our compensation ratio in 2002 was 55%, a slight increase on the 53% recorded in 2001, reflecting the relatively strong performance of many of our businesses compared to competitors and to market conditions.

UBS Capital posted a pre-tax loss in 2002 of CHF 1,761 million, CHF 727 million worse than in 2001. Total operating losses for 2002 were CHF 1,602 million, compared to CHF 872 million in 2001. Challenging economic conditions have led to deteriorating valuations in all markets and industries. The level of writedowns in the portfolio has therefore been high and there have been few opportunities to make any significant divestments in 2002.

UBS PaineWebber

UBS PaineWebber reported a pre-tax loss of CHF 566 million in 2002 compared to a loss of CHF 713 million in 2001. Performance before tax and acquisition costs showed a profit of CHF 632 million in 2002 compared to CHF 693 million a year earlier. Excluding the effects of currency movements, 2002 performance before tax and acquisition costs was 3% higher than 2001.

     For full-year 2002, total operating income was CHF 5,548 million, compared to CHF 6,373 million in 2001. Excluding the effects of currency translation, operating income declined approximately 5% from 2001.
     Total operating expenses fell 14% to CHF 6,114 million in 2002 from CHF 7,086 million in 2001. Excluding the effects of the weaker US dollar against the Swiss franc, operating expenses declined 5% from 2001, reflecting lower performance-driven compensation and lower retention expenses.
     UBS PaineWebber had CHF 584 billion in invested assets, compared to CHF 769 billion on 31 December 2001. This decline of 24% was partly due to the effect of the US dollar’s weakening against the Swiss franc.
     Net new money in 2002 was CHF 18.5 billion, 44% below the CHF 33.2 billion result reported for 2001. The decline reflects weaker investor sentiment, as well as the closure of the Japanese domestic private client business.

UBS 2002 / 60

Sources of Information about UBS

This Annual Review provides an overview of UBS and its financial results for the year 2002. You can find out more about UBS from the sources shown below.

Publications

This Annual Review is available in English, German, French, Italian and Spanish. (SAP-R/80530-0301)

Handbook 2002/2003: Our Handbook contains a detailed description of UBS, its strategy, organization and the businesses that make it up. It is available in English and German. (SAP-R/80532-0301)

Financial Report 2002: Our Financial Report contains our audited Financial Statements for the year 2002 and related detailed analysis. It is available in English and German. (SAP-R/80531-0301)

Quarterly reports: We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

How to order reports: Each of these reports is available on the internet at: www.ubs.com/investors, in the “Financials” section. Alternatively, printed copies can be ordered, quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, CA50-XMB, P.O. Box, CH-8098 Zurich, Switzerland.

E-information tools for investors

Website: Our Investors and Analysts website at www.ubs.com/ investors offers a wide range of information about UBS, including our financial reporting, media releases, UBS share price graphs and data, corporate calendar and dividend information and copies of recent presentations given by members of senior management to investors at external conferences. Our internet-based information is available in English and German, with some sections in French and Italian.

Messenger service: On the Investors and Analysts website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the theme of the alerts received.

Results presentations: Senior management present UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent results webcasts can also be found in the “Financials” section of our Investors and Analysts website.

UBS and the environment: The Handbook contains a summary of UBS environmental policies as part of the Corporate Responsibility section. More detailed information is available at www.ubs.com/environment.

UBS 2002 / 61

2002 Report

Form 20-F and other submissions to the
US Securities and Exchange Commission

We file periodic reports and submit other information about UBS with the US Securities and Exchange Commission (SEC). Principal among these filings is the Form 20-F, our Annual Report filed pursuant to the US Securities Exchange Act of 1934. Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of the Handbook or to parts of the Financial Report 2002. However, there is a small amount of additional information in the Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.

You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005 and the American Stock Exchange LLC, 86 Trinity Place, New York, NY 10006. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on the following page.

>> Corporate information

The legal and commercial name of the company is UBS AG. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS.	UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Company Law and Swiss Federal Banking Law as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The addresses and telephone	numbers of our two registered offices and principal places of business are: Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, telephone +41-1-234 11 11; and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, telephone +41-61-288 20 20.	UBS AG shares are listed on the SWX Swiss Exchange and traded through the latter’s majority-owned virt-x trading platform. UBS shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange.

UBS 2002 / 62

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UBS Investor Relations Our Investor Relations team supports institutional, professional and retail investors from offices in Zurich and New York. www.ubs.com/investors	Zurich Hotline: Christian Gruetter Mark Hengel Catherine Lybrook Oliver Lee Fax	+41 1 234 4100 +41 1 234 4360 +41 1 234 8439 +41 1 234 2281 +41 1 234 2733 +41 1 234 3415	UBS AG Investor Relations G41B P.O. Box CH-8098 Zurich, Switzerland

	New York Hotline: Richard Feder Christopher McNamee Fax	+1 212 713 3641 +1 212 713 6142 +1 212 713 3091 +1 212 713 1381	UBS Americas Inc. Investor Relations 135 W. 50th Street, 9th Floor New York, NY 10020, USA

sh-investorrelations@ubs.com

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www.ubs.com/media

UBS Shareholder Services
UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the Global Registered Shares. It is split into two parts — a Swiss register, which is maintained by UBS acting as Swiss transfer agent, and a US register, which is maintained by Mellon Investor Service as US transfer agent (see below)	Hotline Fax	+41 1 235 6202 +41 1 235 3154	UBS AG Shareholder Services — GUMV P.O. Box CH-8098 Zurich, Switzerland sh-shareholder-service@ubs.com

US Transfer Agent For all Global Registered Share related queries in the USA	calls from the US calls outside the US	+1 866 541 9689 +1 201 329 8451	c/o Mellon Investor Services Overpeck Centre 85 Challenger Road Ridgefield Park, NJ 07660, USA

www.melloninvestor.com			shrrelations@melloninvestor.com

UBS listed its Global Registered Shares on the New York Stock Exchange on 16 May 2000. Prior to that date UBS operated an ADR program. See the Frequently Asked Questions (FAQs) section at www.ubs.com/investors for further details about the UBS share.

UBS 2002 / 63

The Concept: Gardens Site of Reversible Destiny-Yoro Park (Gifu, Japan) Located in a section of Yoro Park, the Site of Reversible Destiny, which opened in 1995, is an innovative park and architectural “intervention” conceived by artists Shusaku Arakawa and Madeline Gins. Their intention was to illustrate the concept of deconstruction by using the traditional idea of a garden as a labyrinth for a series of physical meetings. Visitors are given directions for use when entering — most of which are rather original and unconventional. The site’s basic structure is a large oval basin with various archipelagos of different sizes overlapped by pairs of hemispherical craters and mounds linked by a number of maze-like winding paths. La Geria (Lanzarote, Canary Islands, Spain) La Geria, known as the “wine road” of Lanzarote, passes through the mountains of Chupaderos and Guadilama. It is directly bordered by lava fields and vineyards, a unique feature of the overall landscape. The grapes, which produce Malvasia wine, grow on vines that are protected from winds by small curving walls. Tofuku-ji (Kyoto, Japan) Laid out in 1939 by Mirei Shigemori, a famous garden builder, the gardens were arranged in four quarters around the Hojo, one of the main buildings in the Tofuku-ji Temple. Originally founded in 1235 and reconstructed in 1890, Tofuku-ji was the head temple of the Rinzai sect of Zen Buddhism. When he designed the garden, Shigemori’s intention was to combine the simplicity of Zen during the Kamakura period with the abstract constructions of modern art. Barnsley House Garden (Cirencester, Gloucestershire, UK) Designed in the early 1950s by Rosemary Verey (OBE), a leading exponent of the classic English Arts and Crafts country garden style, Barnsley House Garden is a four and a half acre garden bounded on three sides by a high 18th century wall which divides the garden into different areas of interest. Set around Verey’s 17th century home, the garden also includes a gothic summer house, a classical temple, a sculpture by Simon Verity and furniture by Charles Verey. Features of the garden itself include a knot garden that was laid out in 1975, a herb garden and the renowned Laburnum Walk (with yellow laburnum falling onto purple alliums). Royal Botanic Gardens (Peradeniya, Sri Lanka) One of the four colonial botanic gardens of the British Empire, Peradeniya’s history goes back to 1821. The basic idea behind the founding of the garden in the 19th century was to transfer the concept of an English landscape garden to a tropical environment. Despite that, one part of the garden was left to achieve a “tame jungle” effect, whereby branches are left uncut, and dead tree trunks left to lie.

Cautionary statement regarding
forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of our European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, the development of UBS Warburg’s energy trading operations, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2002. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

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INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-1 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; and 333-46930), Form F-3 (Registration Numbers 333-64844; 333-62448; 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Robert Dinerstein

	Name: Title	Robert Dinerstein Managing Director

	By:	/s/ Robert Mills

	Title:	Name: Robert Mills Managing Director

Date: March 21, 2003